UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to

Commission file number:  000-50492

FIRST EMPIRE CORPORATION INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200
Toronto, Ontario, M5R 2G3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.    Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,068,995 Common shares issued and outstanding as at November 5, 2003.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐  No  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:     ☐  Item 17    ☒  Item 18

General Information

Unless otherwise indicated, all references herein are to Canadian Dollars.

Unless the context indicates otherwise, the terms "First Empire Corporation Inc." the "company" and "First Empire" are used interchangeably in this Registration Statement.

FIRST EMPIRE CORPORATION INC.
FORM 20-F REGISTRATION STATEMENT

FORWARD LOOKING STATEMENTS

This Registration includes "forward-looking statements." All statements, other than statements of historical facts, included in this registration that address activities, events or developments, which the company expects or anticipates, will or may occur in the future are forward-looking statements.

The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

  future earnings and cash flow --future plans and capital expenditures -- expansion and other development trends of the entertainment industry;
  expansion and growth of the company's business and operations; and
  the company's prospective operational and financial information.

These statements are based on assumptions and analyses made by the company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the company believes are appropriate in particular circumstances. However, whether actual results and developments will meet the company's expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from the company's expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

  Fluctuations in prices of the company's products and services;
  Potential acquisitions and other business opportunities;
  General economic, market and business conditions; and
  Other risks and factors beyond the company's control.

Consequently, all of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements. The company cannot assure you that the actual results or anticipated developments will be realized or, even if substantially realized, that they will have the expected effect on the company or its business or operations.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

First Empire is a Canadian corporation incorporated under the laws of the Province of Ontario. Ninety-four per cent of its common stock is held by non-United States citizens and residents. The company's business is administered principally outside the United States; and all of its assets are located outside the United States. As a result, the company believes that it qualifies as a "foreign private issuer" for the registration of its Common Stock using this Form 20-F registration format.

Currency and Exchange Rates

The financial information presented in this registration is expressed in Canadian dollars ("CDN $") and the financial data in this registration is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in a Note to Consolidated Financial Statements contained herein.

v

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.   DIRECTORS AND SENIOR MANAGEMENT

Name	Position

SENIOR MANAGEMENT
Terence Robinson	President and Chief Executive Officer
Kam Shah	Chief Financial Officer

DIRECTORS
Terence Robinson	President and Chief Executive Officer
Kam Shah	Chief Financial Officer

(1)The company's senior managers and directors as of the filing date of this Registration Statement as listed above may be reached by contacting its corporate headquarters at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

(2)   See "Item 6 Directors, Senior Management and Employees - Directors and Senior Management" for a description of the company's directors' experience and other business activities.

1B.   BANKERS

The company's bankers are Bank of Montreal, 2 Queen Street West, Toronto, Ontario, M5C 3G7.

1C.   AUDITORS

The company's auditors are Sloan Paskowitz Adelman LLP, 7620 Yonge Street, Suite 400, Thornhill, Ontario, L4J 1V9, Canada. Sloan Paskowitz Adelman LLP is a member of the Canadian Institute of Chartered Accountants ("CICA").

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION ABOUT THE COMPANY'S FINANCIAL CONDITION, CAPITALIZATION AND RISK FACTORS

3A.   SELECTED FINANCIAL DATA

This Registration Statement includes financial statements of the company for the years ended June 30, 2003, 2002 and 2001. These financial statements were prepared in accordance with the accounting principles generally accepted in Canada, which in their application to the company, conform, in all material respects, with the accounting principles generally accepted in the United States except as disclosed in the Notes to the financial statements.

The following is selected financial data for the company since the fiscal year ended June 30, 1999 to June 30, 2003.

During the period since the inception to date, the operating requirements of the company were funded mainly by loans from shareholders, which were mostly converted to equity.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data - Fiscal year ended June 30

	2003	2002	2001	2000	1999

Gross Revenue	-	3,420	-	10,000	40,971
(Loss) Net income from continuing operations	(108,514)	(272,851)	(30,801)	(76,765)	19,248
(Loss) Net income	(108,514)	(272,851)	(30,801)	(76,765)	19,248
Loss per share	($0.01)	($0.04)	($0.02)	($0.40)	($0.00)

Balance Sheet data -- As at June 30

	2003	2002	2001	2000	1999

Working capital (Deficiency)	(106,350)	(49,271)	(143,848)	(113,047)	(36,282)
Total assets	111,612	76,385	126,104	76,119	2,774
Capital stock	4,307,384	4,145,949	3,778,518	3,778,518	3,778,518
Weighted average number of shares outstanding	7,626,616	6,173,824	1,902,756	1,902,756	9,642,000

Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.

The significant reduction in the number of shares outstanding in the year 2000 compared to 1999 was due to a 4:1 reverse split on October 18, 1999, which resulted in consolidation of four shares into one share.

The significant increase in the number of shares in 2002 over 2001 number was the result of the approximately 5 million shares issued in 2002 in settlement of debts and acquisition of assets as explained elsewhere in this Registration Statement.

Selected Financial Data (U.S. GAAP) - As at June 30

	2003	2002	2001

Net Loss	($143,514)	($347,851)	($30,801)
Loss per share	($0.02)	($0.06)	($0.02)
Total Assets	$1,612	$1,385	$126,104
Deficit	($4,434,125)	($4,290,611)	($3,942,760)

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank Web Site.

Period	Canadian dollar per One US dollar

As at November 5, 2003	1.3312

High and Low Rates for the following months:

Month	High	Low

May 2003	1.4191	1.3672
June 2003	1.3696	1.3397
July 2003	1.4106	1.3492
August 2003	1.4100	1.3850
September 2003	1.3876	1.3474
October 2003	1.3481	1.3043

Average Rates for the following periods:

Period
Fiscal year ended June 30, 1999	1.4891
Fiscal year ended June 30, 2000	1.4762
Fiscal year ended June 30, 2001	1.5226
Fiscal year ended June 30, 2002	1.5655
Fiscal year ended June 30, 2003	1.5069

3B.   CAPITALIZATION AND INDEBTEDNESS

The following table shows the company's capitalization and indebtedness position as of October 31, 2003. This table should be read in conjunction with the company's consolidated financial statements for the fiscal year 2003 and the notes to those financial statements beginning at page F-1 of this Registration Statement. All values are expressed in Canadian Dollars:

Shareholders advances - unsecured, payable on demand, non- interest bearing and convertible into equity of the company at the option of the lender.		$85,187

Note Payable to a shareholder - non interest bearing, payable on demand		$50,000

Total Indebtedness		$135,187
Shareholders' Equity		$(28,975)

Issued and outstanding common shares	$4,307,137
Contributed surplus	$20,391
Deficit	$(4,356,503)

NET CAPITALIZATION		$106,212

3C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D.   RISK FACTORS

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY. The company was first incorporated in Ontario, Canada on September 27, 1937, and from this date until August 9, 1994, it made several unsuccessful attempts at various business activities, none of which made any profits. The company remained inactive between August 1994 and March 1997. On March 18, 1997, it was amalgamated with two other Ontario entities and a new amalgamated company was incorporated as required under the Business Corporation Act (Ontario). The amalgamated company is the company that is being discussed in this registration statement. The company has had no significant revenues or earnings from operations since its incorporation on March 18, 1997. The last business operations were in 2001 when the company acquired rights to produce a Broadway musical but had to abandon the production due to the inability of its management to raise funds required for the commercial workshop. The company has neither assets nor financial resources. The company has operated at a loss to date and in all likelihood will continue to sustain operating expenses without corresponding revenues in the foreseeable future. There is no assurance that the company will ever be profitable.

THE COMPANY'S INDEPENDENT ACCOUNTANTS HAVE EXPRESSED GOING CONCERN comments in footnote # 2 to the audited financial statements. The company recorded losses of $108,514 for the year ended June 30, 2003, $272,851 for the year ended June 30, 2002, and $30,801 for the year ended June 30, 2001. At June 30, 2003, the company had a net deficit of $4.3 million. The company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations in the near future. It may never become profitable.

THE COMPANY IS SUBJECT TO RISKS AS IT PURSUES BUSINESS OPPORTUNITIES THROUGH ACQUISITIONS AND MERGERS. As a major part of its business strategy, the company intends to acquire or merge with as yet unidentified operating companies in any businesses, industry or geographical area. Any such future acquisitions or mergers would involve risks, such as incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities and obtaining financing to meet the company's obligations in connection with such acquisition or merger.

There can be no assurance that the company will be able to successfully overcome these risks. Moreover, the company cannot be certain that any desired acquisition or merger can be made in a timely manner or on terms and conditions acceptable to the company or that the company will be successful in identifying attractive business opportunities. The company expects that competition for such acquisitions may be significant. The company may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than the company.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES. The company's securities may be classified as a penny stock as defined in Rule 3a51-1 of the Exchange Act. The Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his or her investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

THERE IS NO ACTIVE TRADING MARKET FOR THE COMPANY'S COMMON SHARES. There can be no assurance that an active trading market for the company's common shares will develop or be sustained. The trading price of its common shares may be significantly affected by factors such as actual or anticipated fluctuations in the company's operating results, conditions and trends in the theatrical entertainment and Internet industries, general market conditions and other factors.

THE COMPANY IS A FOREIGN CORPORATION AND ALL OF ITS DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT. The company is incorporated under the laws of Canada. All of the company's directors and officers are residents of Canada, and all of the company's assets are located outside of the United States. Further the company does not have any registered agent for service in the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the US upon judgments of US courts predicated upon civil liabilities under the US federal securities law, as amended. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the company predicated solely upon such civil liabilities.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY. Based on current projections, the company will require minimum financing in the amount of $20,000 to meet its annual operating needs for the year ending June 30, 2004, and additional funds to market the artist for potential contract with a recording studio and to pursue other business opportunities. The company anticipates raising these funds through private placements of its securities with sophisticated investors. The company has avoided obtaining debt financing but may have to pursue this option if it is unable to obtain equity financing on acceptable terms. If the company is unable to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

THE COMPANY MAY HAVE MORE DIFFICULTY FINDING A MERGER PARTNER. The company's operating history and many shares outstanding may make it less attractive as a "blank check" company to a merger partner than a newly incorporated "blank check" company.

THE COMPANY IS DEPENDENT ON A SMALL NUMBER OF KEY PERSONNEL. It is dependent upon one key person: Mr. Terence Robinson. The business decisions will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the company has more funds available to it, would be desirable. Mr. Robinson anticipates devoting only a limited amount of time per month to the business of the company. Mr. Robinson has not entered into a written employment agreement with the company and he is not expected to do so. The company has not obtained key man life insurance on Mr. Robinson. The loss of the services of Mr. Robinson would adversely affect development of the company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST. Mr. Robinson, the company's Chairman, participates in other business ventures, which may compete directly with the company. Additional conflicts of interest and non-arms length transactions may also arise in the future.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION. The entertainment industry is a highly capital intensive and is characterized by intense and substantial competition. A number of the company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK. The company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The company does not hedge against this risk.

ITEM 4.   INFORMATION ON THE COMPANY

OVERVIEW

The name of the company is "First Empire Corporation Inc."

The company was first incorporated as "Minedel Mining & Development Company Limited" under a letter patent dated September 27, 1937, as a private company in Ontario, Canada. On May 18, 1938, it changed its name to "Minedel Mines Limited" and became a public company, and from this date until March 17, 1997, it made three more name changes as more fully explained below under Item 4.A. On March 18, 1997, it was amalgamated with two other Ontario entities and a new amalgamated company under the name "Biolink Corp." was incorporated as required under the Business Corporation Act (Ontario). The amalgamated company is the company that is being discussed in this registration statement. The company subsequently changed its name from Biolink Corp. to "First Empire Entertainment.com Inc." on April 7, 2000, and to "First Empire Corporation Inc." on August 14, 2003.

The company is a reporting issuer in Ontario pursuant to the Securities Act (Ontario). Reporting obligations of Ontario reporting issuers under the Securities Act (Ontario) are set forth in sections 75 to 83 of the Securities Act (Ontario). The key reporting obligations as they may apply to the company are briefly discussed below:

  The company must publicly disclose material changes in the affairs of the company by a news release authorized by a senior officer, which is then filed on SEDAR (The System for Electronic Document Analysis and Retrieval -- similar to EDGAR)(www.sedar.com). Material changes include key corporate events, such as stock consolidations or splits and corporate name changes.
  Material changes must also be reported on SEDI (The System for Electronic Disclosure by Insiders)(www.sedi.com), so that insiders can accordingly update information about their holdings.
  The company must furnish interim financial statements within sixty days of the date to which it is made up an interim financial period, generally nine, six and three months from the date of the current year end, and comparative financial statements accompanied by an Auditor's report within 140 days from the end of the last financial year. All financial statements must be prepared according to Canadian generally accepted accounting principles. However, under Ontario Securities Commission ("OSC") Rule 51-501, the company is not required to file management and discussion analyses for interim financial statements or annual financial statements. All financial statements must be publicly disseminated by filing on SEDAR.
  Where the company wishes to solicit proxy from registered holders, it must distribute information circulars to all shareholders of record whose proxy is solicited. The information circular must also be electronically filed on SEDAR.

More information about the Securities Act (Ontario) can be found at the Province of Ontario's web site www.gov.on.ca. OSC rules and regulations can be found at www.osc.gov.on.ca.

The company's common shares are not listed or traded on any stock exchange.

The company's registered and head office is located at -

47 Avenue Road, Suite 200
Toronto, Ontario
M5R 2G3, Canada
Tel:  416-860-0211, Fax:  416-361-6228

Currently, the company owns a right to represent a recording artist through a wholly owned subsidiary, First Empire Music Corp. The company is also seeking other business opportunities for acquisitions or mergers.

As to date, neither the company's officer, director, consultant nor any promoter or affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or stock exchange between the company and such other company.

4.A   HISTORY AND DEVELOPMENT OF THE COMPANY

The company's operative history is summarized under the four major periods -

  Pre-amalgamation period
  March 18, 1997, to September 5, 2001
  September 6, 2001, to May 12, 2003
  May 13, 2003 to date

The details of the operative history are given for information purposes only since they have no relevance to the current and proposed business activity of the company.

Pre-amalgamation Period

The company was incorporated on March 18, 1997, as a result of an amalgamation of the three Ontario entities, namely I.D.Investments Inc., 1149250 Ontario Inc. and Biolink Corp.

I.D. Investments Inc. was incorporated as "Minedel Mining & Development Company Limited" under a letter patent dated September 27, 1937, as a private Ontario company. It changed its name to Minedel Mines Limited on May 18, 1938, and became an Ontario public company. The name was changed on May 1, 1980, to Havelock Energy & Resources Inc. and on March 4, 1994, to Municipal Ticket Corporation and eventually on August 9, 1994, to I.D. Investments Inc. The company had been inactive since 1994.

1149250 Ontario Inc. was incorporated as a private Ontario company by articles of incorporation on September 26, 1995, and its sole activity was holding shares of its wholly owned operating subsidiary, Biolink Corp.

Biolink Corp. was incorporated on February 28, 1995, as an Ontario private company. Its business was to cultivate new opportunities in natural pharmaceutical drug development and distribution. It invested about $800,000 in research and development but was unable to produce any commercially successful product and was inactive on the date of the amalgamation.

March 18, 1997, to September 5, 2001

The amalgamated company was named Biolink Corp. and it continued to seek opportunities in the pharmaceutical markets. The operational costs were funded from non-interest bearing demand loans advanced by the shareholders from time to time.

The board of directors and the management of Biolink Corp. changed in 1999. The new management and the board, which is also the current management, concluded in fiscal 2000 that the company would not be able to attract new investors unless it changed its business focus.

The new management had significant experience in the entertainment business and the Chairman had a majority equity interest in a private Ontario company, which was engaged in producing its first Broadway musical, known as First Empire Entertainment Corporation (FEE Corp).

In the annual and special meeting of the shareholders of Biolink Corp held on October 18, 1999, the shareholders authorized the directors to negotiate acquisition of FEE Corp. at a price to be negotiated by the directors at their discretion. The shareholders also approved a change in the name of the company to First Empire Entertainment.com Inc.

The company changed its name to First Empire Entertainment.com Inc. effective March 31, 2000, and adopted the new business plan of seeking opportunities in the online and theatrical entertainment markets through the acquisition of FEE Corp. The actual acquisition of FEE Corp. did not take place until September 6, 2001. The company, however, began lending on April 20, 2000 to FEE Corp. to enable FEE Corp. to settle its minority shareholder's loans. For this purpose, the company borrowed from Bontan Corporation Inc. (formerly known as Dealcheck.com Inc.), a related shareholder corporation.

A total of about $120,000 was advanced to FEE Corp. between June 2000 and September 2001 for this purpose.

On August 9, 2001, the company issued 2 million shares to Bontan Corporation Inc. that had advanced funds to the company to settle FEE Corp. loans and minority equity interest in full settlement of the balance due of approximately $215,000 under a debt conversion agreement which was approved by the directors in their meeting of August 1, 2001. The directors were authorized to negotiate debt settlement through issuance of the common shares of the company by the shareholders in the annual and special meeting of October 18, 1999.

September 6, 2001, to May 12, 2003

On October 10, 2000, the company entered into an agreement to acquire all of the shares of FEE Corp. for a total price of $270,000 to be settled by adjustment of the funds advanced of about $120,000 and the balance of $150,000 by issuance of 3 million common shares of the company at an assumed price of $0.05 per share plus 3 million warrants, convertible into equal number of common shares of the company within one year of their issuance at a price of $0.25 per warrant.

The share purchase agreement with FEE Corp. became effective on September 6, 2001, when the agreed shares and warrants were finally issued in exchange for all of the shares of FEE Corp.

Given below is a brief history of the activities that were carried out by FEE Corp. until the date of its acquisition by the company on Septebmer 6, 2001.

First Empire Entertainment Corporation (FEE Corp.)

FEE Corp. was incorporated as a private company in Ontario on September 26, 1995, under the name "114261 Ontario Limited". The company remained inactive until November 1998.

On November 6, 1998, the company changed its name to the current name and acquired the worldwide rights to "The Count - The Musical" ("The Count") based on the novel, "The Count of Monte Cristo," by Alexandre Dumas, and to the music, Libretto and lyrics relating to The Count. Since then, FEE Corp. raised and spent approximately $170,000 on two preview shows of The Count, CD recording of The Count lyrics and a brochure for distribution.

The primary purpose of the preview shows was to assess the commercial viability of the musical. The tryouts or the "reading" are needed to gain a sense of the blend of music, dialogue and lyrics. They are performed as a "showcase," "backers audition" or "preview show," as variously called, where portions of the musical are presented by performers for the purpose of raising development money to take the musical to the next step, which is the "workshop". The selected cities were Toronto and New York.

The first reading of The Count was held in Toronto, Ontario, Canada, on December 11, 1998. Eight artists in front of some 300 invitees performed the preview show for the duration of one hour. The invitations were extended to persons who represented a mix group of critics, ardent theatergoers and executives from the entertainment industry. Audience reviews were overwhelmingly favorable.

The second reading of The Count was held in New York City. Again, the purpose of The New York sneak preview was to determine if The Count was worthy of continuing. The show was performed on May 3, 1999, at St. Clements theatre. Twelve artists staged a one and a half hour reading in front of 350 invitees.

The results achieved in New York were similar to those in Toronto.

Both the preview shows justified exploring the next stages of production -- the workshop followed by a road show. FEE Corp. began looking for funds to proceed further with its musical. However, the management was unable to attract investors to invest in a private venture. As a result, FEE Corp. agreed to the acquisition proposal from First Empire since it would provide the public company vehicle for potential investors. In September 2001, First Empire acquired full interest in FEE Corp.

Organizing a workshop and the first commercial road show was the main business focus for First Empire. The cost of organizing a workshop and a road show was estimated to be at least US$5 million.

Since then, the management made several unsuccessful attempts at attracting equity capital to fund the estimated cost of the workshop and the road show through fiscal years 2002 and 2003. Many of the potential investors who attended the preview shows and initially showed their willingness to participate in the financing did not participate. There was a significant number of successful musicals launched on Broadway and elsewhere during this time. On Broadway, an average of 36 new productions were released annually during the 2001-02 and 2002-03 seasons compared to 28 new releases during the 2000-01 season (Source: The League of American Theatres and Producers, Inc.)

The release of the movie, "The Count of Monte Cristo" in January 2002 produced by another independent and non-related company, Spyglass Entertainment Group Inc., had no major bearing on the results of the company's efforts to raise funds for the musical.

On December 19, 2002, the company decided to discontinue further efforts in raising funds for the Show and on December 23, 2002, the company relinquished its rights over the scripts and lyrics to its author in return for the latter giving up all claims, current and future, against the company. These rights were originally acquired from the author by FEE Corp. on November 6, 1998.

The cost of the scripts and lyrics of $75,000, being the only asset related to The Count, was written off on December 31, 2002 and the company again became inactive.

The management, however, decided to continue to look for opportunities in the entertainment industry and at the same time seek other business opportunities for potential mergers or acquisitions in other industries.

May 13, 2003, to date

On May 13, 2003, the company acquired artist management rights from an associated shareholder corporation, Current Capital Corp., an Ontario private corporation. Current Capital Corp. is a shareholder of the company and its sole director is a brother of the Chairman of the company. Current Capital Corp. also provides administrative services and operational funding to the company from time to time. The artist management rights relate to the management of a new Canadian recording artist, Jennifer Schroder ("Jenn Project").

The acquisition of the Jenn Project was valued at $110,000 based on the actual costs of approximately $49,000 incurred to date by Current Capital Corp. and the value of the owned contracts relating to the Jenn Project. $60,000 was settled by issuance of 3 million common shares of the company at a mutually agreed price of $0.02 per share and issuance of 3 million warrants, convertible into equal number of common shares on or before May 13, 2005 at a price of $0.25 per warrant. No value was attached to the warrants. The remaining $50,000 was settled by issuance of a non-interest bearing promissory note payable on demand.

Under the acquisition, the company acquired complete ownership rights to the 3-song album produced for the Artist for use as a demo for a major label or production company and rights to the Artist management, which will entitle the company to receive 20% of the gross income earned by the Artist for a minimum period of three years with options to extend automatically for another six years.

The management concluded that the acquisition would not require significant additional funding and might provide a source of revenue in the future. For this purpose, the company incorporated a new wholly owned subsidiary, First Empire Music Corp. on May 21, 2003 and transferred the Jenn Project to this subsidiary.

While the company's other objective is to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms that desire to seek the perceived benefits of a reporting corporation. As to date, neither the company's officer, director, consultant or any promoter or affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or stock exchange between the company and such other company.

On May 21, 2003, the company changed its name to First Empire Corporation Inc.

4B.   BUSINESS OVERVIEW

4B.1   The Company's Past Business Activities

During the fiscal years 2000 and 2001, the company owned title to a musical, "The Count," through a wholly owned subsidiary FEE Corp. The management spent most of the time trying to raise enough funds to be able to complete a workshop and stage the first commercial road show of the musical as more fully explained above under 4A (b).

However, the company was unable to raise the required funds and as a result had to abandon the project and write off the cost of the scripts and lyrics of $75,000 on December 31, 2002. The scripts and lyrics were the only asset relating to The Count.

At the same time, the company acquired a recording artist management rights as more fully explained above under Item 4.A. (d).

4B.2   The Company's Current Business Strategy

Presently, the management decided to pursue two business strategies. The first one would focus on getting record contracts for the Artist that the company represents and second objective would be to acquire or merge with other businesses, which show potential of commercial success.

The company, through its subsidiary, First Empire Music Corp., intends to explore ways to develop and advance its Artist's, Jennifer Schroder, career as a musician, recording and performing artist and in such new and different areas as the Artist's artistic talents can be developed and exploited. One of the ways this could be possible is to secure a recording contract for the Artist from a major recording label or production company. The company will receive 20% of the gross revenue earned by the Artist from any such sources under the Artist Management Agreement. The company's chairman, Mr. Terence Robinson, has extensive contacts in the entertainment and music industries. It is the intention of the management to pursue these contacts during the forthcoming months to secure a recording contract for the Artist. However, there is no assurance that the company's efforts will meet with any success.

The other business objective is to acquire an operating company with operating history and assets. The company has no major external debt liabilities. The company has not been involved in any litigation nor has it had any prior regulatory problems. The company believes that its attraction as a merger partner or acquisition vehicle will be its status as a reporting company under the Securities Exchange Act of 1934 without any history of prior litigation or prior regulatory problems.

As to date, the company has engaged Snapper Inc., a non-related corporate shareholder, as consultant to locate acquisition candidates and provide other business consulting services including organizing and participating in any future fund raising activities of the company at a fee of US$5,000 per month. Please refer to Item 5.F. for further details.

The company may decide to settle Snapper's fee for its services by issuance of common shares of the company. In such event, Snapper's involvement will result in equity dilution for the company.

The acquisition will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. The management of the company has not had any preliminary contact or discussions, and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a acquisition or merger transaction. The company cannot give any assurance that it will be successful in locating or negotiating with any target company.

The company will not restrict its search to any specific business, industry or geographical location, and the company may participate in a business venture of virtually any kind or nature. The company may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the company may offer.

The company anticipates that business opportunities will be referred to it by various sources, including Mr. Robinson, Snapper Inc., venture capitalists, members of the financial community, and others who may present unsolicited proposals. The company will seek a potential business opportunity from all known sources, but will rely principally on the personal contacts of Mr. Robinson and Snapper Inc. as well as indirect associations between Mr. Robinson and other business and professional people. The number of individuals or companies who may approach Mr. Robinson about the company cannot be predicted.

The company may enter agreements with one or more third party consultants to assist it in locating a target company. As is customary in the industry, the company may pay a finder's fee for persons locating and introducing an acquisition prospect. The amount of any finder's fee (stock or cash, or any combination thereof) will be subject to negotiation on an individual basis and cannot be estimated at this time. But, it will be in accordance with the industry standards where such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the dollar amount involved.

4.C   ORGANIZATIONAL STRUCTURE

The company has two wholly owned subsidiaries:

  First Empire Entertainment Corp., which was incorporated in Ontario, Canada on September 26, 1995, and acquired on September 6, 2001. This subsidiary originally owned the rights and titles to the musical "The Count" but had to give them up to its author due to its inability to raise funds as explained above. The subsidiary is therefore currently inactive.
  First Empire Music Corp., incorporated in Ontario, Canada on May 21, 2003 and currently holds rights to the recording Artist Management Contract and also 3-song demo album produced by the same artist.

4.D   PROPERTY, PLANTS AND EQUIPMENT

The company has no fixed assets. It currently uses office space at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5H 2M5, which is leased by Current Capital Corp. The company is charged rent based on the actual usage on a quarterly basis under an expense sharing agreement signed on April 1, 2002.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following section contains forward-looking statements relating to revenues, expenditures and sufficiency of capital resources. Actual results may differ from those projected in the forward-looking statements for a number of reasons, including those described in the forepart of this Registration Statement.

The company's financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and reconciled to United States Generally Accepted Accounting Principles in note 14 to its financial statements beginning at page F-1 of this Registration Statement. The company is a Canadian company and accordingly its financial statements have been prepared in Canadian dollars.

Audited financial statements for the fiscal years ended June 30, 2003, 2002 and 2001 respectively are included in this Registration Statement.

The following discussion and analysis should be read in conjunction with the above financial statements and accompanying notes.

5A.   OPERATING RESULTS

The following is a summary of operating results for each of the fiscal years ended June 30, 2001, 2002 and 2003:

	2003	2002	2001

Revenue	$-	$3,420	$-

Expenses

Scripts and lyrics written off	$75,000	$-	$-
Goodwill written off	-	253,959	-
Consulting	22,541	1,029	-
Other expenses	10,973	21,283	30,801

	$108,514	$276,271	$30,801

Revenue for the year ended June 30, 2002 consisted of an exchange gain of $3,420 arising mainly from the conversion of US Dollar monetary assets and liabilities into Canadian dollars on a consolidated basis. These assets and liabilities are related to the subsidiary, FEE Corp. acquired during the fiscal 2002. The exchange rates fluctuated from a low of $1.51 Canadian dollar to one US dollar to a high of $1.61 Canadian dollar to one US dollar during the fiscal 2002. No such exchange gain or loss occurred in the fiscal years 2003 and 2001 respectively, since the company did not have any foreign currency based assets or liabilities.

Goodwill in the fiscal 2002 represented excess of the total purchase price that the company paid to acquire FEE Corp. over the value of all the identifiable assets net of liabilities of FEE Corp. on the date of acquisition. The management felt that the goodwill primarily reflected the estimated value of the two preview shows of The Count. However, until the company could generate enough cash to proceed with the workshop, the benefit of these shows in the form of attracting potential new investors would not materialize. Since there was no certainty that the require funds would be raised within foreseeable future, the management decided to write off the goodwill.

Script and lyrics cost of $75,000 related to the musical "The Count" was capitalized in fiscal 2002 as part of the acquisition of FEE Corp. as explained above. During the fiscal 2003, however, the company surrendered its right over the script and lyrics to their author due to its inability to raise funds for commercial exploitation of the Musical and abandon this project. As a result, the cost of the script and lyrics was fully written off.

Consulting costs in fiscal 2003 comprised of two items - A charge by Current Capital Corp., an associate shareholder corporation, of $8,597 for providing accounting and administrative services to the company (the charge for similar services in the fiscal 2002 was $1,029 and $nil in fiscal 2001). The other item relates to a consulting fee of US$5,000 per month charged by Snapper Inc., a non-related shareholder, for financial services including business introductions and fund raising under an agreement dated May 1, 2003 effective for one year and subject to automatic renewal. The total fee charged for fiscal 2003 was $13,944. No such fee was charged for the fiscal years 2002 and 2001 respectively.

Other expenses comprise professional fees, transfer agent's fees, shareholders' expenses and general office and administrative expenses:

	2003	2002	2001

Professional fees	$5,989	$3,460	$2,200
Transfer agent fee	4,238	4,620	3,002
Shareholders' expenses	(553)	5,164	7,394
Interest and bank charges	292	173	3,762
Office and general	1,007	7,866	14,443

	$10,973	$21,283	$30,801

Professional fees relate mainly to the audit fee, which has increased over time due to expanded activities of the company in 2001 through 2003 - acquisition of FEE Corp. and later in 2003 acquisition of the Jenn Project.

Shareholders' expenses relate to the cost of mailing the annual report, press releases and filing fees paid to regulatory agencies. Higher fees in 2001 and 2002 were mainly due to the acquisitions and related press releases.

The company had over 2,500 registered shareholders in fiscal 2001 owing to the long history of the company. Many of these shareholders did not have correct addresses registered with the company's transfer agent. Thus, the company stopped mailing to those shareholders whose mail returned on three occasions as per the corporate policy. This reduced the mailing costs in 2002 and 2003. The negative balance in 2003 was due to a reversal of excessive accrual from the previous year. Future mailing costs are expected to be further reduced due to the implementation of the buy-back plan in August 2003, as explained later in Item 8.B.

The company's subsidiary, FEE Corp. had to pay interest in 2001 on a loan by a non-related person. This loan was subsequently settled and as a result no further interest costs were incurred in fiscal 2002 and 2003. The company was able to borrow funds from its shareholders, which did not carry any interest or fixed repayment terms.

Office expenses include rent and phone costs charged by associated shareholder corporations Bontan Corporation Inc. in 2001 and Current Capital Corp. in 2002 and 2003. The charges were based on usage and represented actual cost to the shareholder corporations. These charges declined from about $14,000 in 2001 to $7,500 in 2002 and to $1,000 in 2003. One of the reasons for the significant decline in costs was the relocation of the shareholder corporation to smaller premises in February 2002 with approximately 1/10th of the previous rent. This in turn reduced the rent charge for the company.

5B.   LIQUIDITY AND CAPITAL RESOURCES

(a)   Accumulated deficit and the company's ability to operate in future

The company has experienced recurring net losses since inception and has an accumulated deficit of about $4.3 million at June 30, 2003. Travel, promotion and consulting expenses, professional fees, occupancy costs and other general expenses will be incurred, which in the absence of any income, will produce continuing net losses and an increase in accumulated deficit annually. These matters raise substantial doubt about the company's ability to continue as a going concern. The company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

The company's operating costs were reduced from about $31,000 in the fiscal year 2001 to $23,000 in the fiscal year 2002 and $20,000 in the fiscal year 2003. In addition, the company had to incur about $14,000 in additional consulting fees in the fiscal year 2003.

Almost all the investments and operating costs had to be funded by equity financing and non-interest bearing loans from shareholders. The company's issued share capital rose from $3.8 million at June 30, 2001 to $4.1 million at June 30, 2002 and to $4.3 million at June 30, 2003.

The dependence of equity financing was mainly due to the fact that the alternative debt financing was significantly expensive. Cheaper financing from the bank or other financial institutions was difficult to realize due to the unfavorable financial history of the company.

(b)   Cash and working capital

Cash on hand at June 30, 2003 was $224 compared to $201 at June 30, 2002 and $35 at June 30, 2001.

The company had a net working capital deficit of $106,350 at June 30, 2003 compared to $124,271 at June 30, 2002 and $143,848 at June 30, 2001.

Cash raised by the company mainly by borrowing from the shareholders in fiscal 2001 was approx. $35,000, in fiscal 2002, it was $12,000 and in fiscal 2003 it was $86,000. These funds were spent almost entirely on operating costs except that in fiscal 2003, $50,000 of the funds borrowed were invested in acquiring a recording artist management contract as explained earlier in this Registration Statement.

(c)   Investments

	2003	2002	2001

Production costs - deferred	$48,900	$-	$-
Contract rights	61,100	-	-
Scripts and lyrics	-	75,000	-

	$110,000	$75,000	$-

Production costs - deferred and contract rights - $110,000

In May 2003, the company acquired from Current Capital Corp., an associate shareholder corporation, all of the assets, including the artist management rights, related to the management of a new Canadian recording artist, Jennifer Schroder (Jenn Project) for a total cost of $110,000. The cost consisted of two items -

  Actual costs incurred by Current Capital Corp. on the Jenn Project including the cost of the production of the 3-song demo album of $48,900. These costs were regarded as deferred production costs by the company according to the Canadian generally accepted accounting principles.
  The contract rights, which included the Producer Agreement and the Artist Management Agreement, which were valued at $61,100 based on the potential revenue from management commission and recorded as cost by Current Capital Corp. when it acquired these rights from their owner, Mr. Terence Robinson, in January 2003.

The acquisition cost was settled by issuance of a non-interest bearing promissory note for $50,000 and 3 million common shares of the company at a mutually agreed price of $0.02, for a total value of $60,000. In addition, the company issued 3 million warrants, convertible into equal number of common shares of the company on or before May 13, 2005 at a price of $0.25 per share. No value was attached to these warrants.

The company has incorporated a wholly owned subsidiary, First Empire Music Corp., to manage the project. The company will be entitled to receive 20% of the gross fees earned by the Artist under the management contract, which is valid for at least five years. In order to generate any revenue from this investment, the company may have to incur additional funds in promoting the artist with a view to getting a major label or recording studio to sign the artist for a commercial album. It cannot be said with any certainty that the company will have the resources to promote the Artist or that it will succeed in getting anyone to agree to a production and distribution of a commercial album by the Artist. In the event the company fails to promote the Artist or generate any source of revenue, the cost of this investment may have to be written off.

Scripts and lyrics

The company acquired on September 6, 2001, for cash and shares the rights to the scripts and lyrics of a Broadway musical, "The Count" through the acquisition of a wholly-owned subsidiary, FEE Corp. However, as explained elsewhere in this Registration Statement, the company was unable to raise the funds required to commercialize the musical, and consequently surrendered the rights to the author and wrote off the assets on December 31, 2002.

(d)   Liquidity

The management expects its operating cash requirement to be around $20,000 for the fiscal year 2004. The management also plans to negotiate the consulting fee of approx. $78,000 payable to Snapper Inc., a non-related shareholder corporation, under a contractual obligation, to be settled by issuance of the company's shares and thereby reduce its cash requirement while availing the financial and business services to be provided by Snapper Inc.

In the past, the operating deficits and investments were funded almost entirely from the funds borrowed from the following entities:

  Bontan Corporation Inc. -- A shareholder corporation with common directors and management
  Current Capital Corp. -- A shareholder corporation whose sole director, Mr. John Robinson, is a brother of the chairman of the company, Mr. Terence Robinson. The directors of the company are executives in Current Capital Corp.

  Snapper Inc. -- A non-related shareholder corporation
  Terence Robinson -- Director and Chairman

The management hopes that its current annual financial consulting contract with Snapper Inc., which began on May 1, 2003, as explained earlier, will enable the company to obtain operational cash until alternative sources are found. However, there is no guarantee that this will happen.

The company hopes to continue to fund its working capital and investment requirements from convertible debts or equity investments from the existing shareholders and private placements. While, no firm commitment for further funds have been provided by the shareholders, the management believes that the company will continue to attract new investors/lenders given the new business strategy. This is evidenced by the funds advanced by the shareholders to date as detailed earlier under this section.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the existing shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of the company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the company, or at all. If adequate funds are not available or not available on acceptable terms, the company will not be able to fund its future operations, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on the company's business, results of operations and financial condition.

5C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The company has not spent any funds on research and development over the last three years and its business does not warrant any research and development expenditures.

The company has no patents or licenses.

5D.   TREND INFORMATION

Trends in the company's financial performance are discussed above in Item 5.A., "Operating Results".

Trends in the recording industry that may have a material effect on the company's business strategies, revenues, capital resources or profitability include the following:

1.   The worldwide music market is continuing to contract due to the slow global economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences brought on by increased competition from other entertainment sectors.
2.   The music industry is dominated by the world's five major record conglomerates: Universal, Sony, Time Warner, EMI/Virgin and Bertelsmann, which are represented by a powerful trade group, the Recording Industry Association of America (RIAA). These conglomerates usually require from new artists a demanding commitment of six to eight albums and follow complex accounting practices for calculating the artists' royalties.

5E.   OFF-BALANCE SHEET ARRANGEMENTS

The company never had in the past and does not presently have any off-balance sheet arrangements.

5.F   CONTRACTUAL OBLIGATIONS

The company entered into a consulting contract with Snapper Inc., a non-related shareholder corporation, effective May 1, 2003 for a one-year term for a fee of US$5,000 per month, payable in advance. The contract is subject to automatic renewal unless cancelled in writing by either party. The contract requires the corporation to provide various financial and business consulting services.

The company entered into an expense sharing agreement with Current Capital Corp., a shareholder corporation, effective April 1, 2002 for a five year term expiring on April 1, 2007. However, the contract may be extended a month prior to the expiry date by mutual consent of the parties or be terminated by either party by providing two months notice. Under this agreement, Current Capital Corp. charges the company for occupancy and administrative expenses based upon actual costs incurred and space usage.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the company, with each position and office held by them in the company, and the period of service as such:

Name and Position		Commencement of
With the Company	Age	Service

Terence Edward Robinson	44	April 1, 1998
Chairman and Chief Executive Officer
Kam Shah	52	April 1, 1999
Director and Chief Financial Officer

Each of the directors was re-elected at the company's Annual & Special Meeting of Shareholders held on December 17, 2003. Each director will hold office until the next Annual General Meeting or until a successor is elected or appointed. The company does not maintain insurance for the benefit of its directors and officers against liabilities incurred by them in their capacity as directors or officers. The company does not maintain key man life insurance. None of the company's directors have a contract with it providing for benefits upon termination of his position as a director.

The following discusses the business experience, history and functions of the company's directors, senior officers and key persons.

Terence Edward Robinson

Mr. Robinson is the Chairman and Chief Executive Officer of the company. He has been a director since April 1998.

The other current activities of Mr. Robinson include being a Director and Chief Executive Officer of Bontan Corporation Inc., a business development and related services company, since October 1991, and serving as a consultant to Current Capital Corp., an investor relations and venture capital company, since 1999.

Mr. Robinson was a Director and Chief Executive Officer of Belair Capital Group Limited, a private Ontario venture capital company, between 1994 and 1998. He was also a Director and Chief Executive Officer of Eros Entertainment Inc., an Ontario public company between 1988 and 1994. Eros Entertainment was in the business of videos on demand and motion picture investments. He helped raise and bridge funds for several companies operating in the film industry.

He is a twenty-year veteran investor and financial advisor to early stage growth companies. He received an Emmy Award as Executive Producer of "Beethoven Lives Upstairs" - a critically acclaimed children's musical program.

Kam Shah

Mr. Shah is a Director and Chief Financial Officer of the company. Mr. Shah has been a director since April 1999.

Mr. Shah is also a Director and Chief Financial Officer of Bontan Corporation Inc. and Chief Financial Officer of Current Capital Corp. since January 1999. Prior to this, Mr. Shah worked as senior manager with Pricewaterhousecoopers, Toronto, between 1989 and 1993; Vice-President, Finance and Corporate Affairs of Canscape Inc., an Internet service provider, web design and development services company between 1993 and 1996; and as Chief Financial Officer and Secretary with Green Light Communications Inc., a company engaged in entertainment and multimedia services.

Mr. Shah is a member of the Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants. He has over fifteen years of international financial experience with large accounting firms and multimedia entertainment companies.

Currently, the company's Board members also act as management team. It does not have any other employees.

CONFLICTS OF INTEREST

Mr. Robinson is currently involved in several corporations, including Bontan Corporation Inc. and Current Capital Corp., and expects to organize other companies of a similar nature and purpose to the company's. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the company. In addition, insofar as Mr. Robinson is engaged in other business activities, he may devote only a portion of his time to the company's affairs.

A conflict may arise in the event that another blank check company with which Mr. Robinson may become affiliated also actively seeks a target company. It is anticipated that target companies will be located for the company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the company in certain respects such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

Mr. Robinson intends to devote as much time to the activities of the company as required. However, should such a conflict arise, there is no assurance that Mr. Robinson would not attend to other matters prior to those of the company. Mr. Robinson estimates that the business plan of the company can be implemented in theory by devoting approximately 10 to 15 hours per month over the course of several months but such figure cannot be stated with precision.

The terms of a business combination may include such terms as Mr. Robinson remaining as a director or officer of the company. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Robinson for the purchase or retirement of all or part of its common stock of the company by a target company or for services rendered to a target company incident to or following a business combination. Mr. Robinson would directly benefit from such employment or payment. Such benefits may influence Mr. Robinson's choice of a target company.

6B.   COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The company's directors do not receive any cash compensation for acting as directors. They have not received any compensation for acting as executive officers of the company. However, they are entitled to participate in the stock option plan, subject to the terms of the company's stock option plan, discussed under Item 6.E. below.

No options have been granted to any director to date.

There are currently no employment agreements with any of the directors.

6C.   BOARD PRACTICES

Directors may be appointed at any time in accordance with the by-laws of the company and then re-elected annually by the shareholders of the company. Directors receive no compensation for serving as such, other than stock options and reimbursement of direct expenses. Officers are elected annually by the Board of Directors of the company and serve at the discretion of the Board of Directors.

The company has not set aside or accrued any amount for retirement or similar benefits to the directors.

Mr. Terence Robinson is the sole member of the audit committee. The audit committee is charged with overseeing the company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Board is responsible for overseeing approval of our financial statements, business plans, major capital expenditures, raising capital and other major financial activities, executive hiring, compensation, assessment and succession, granting of stock options, decisions to devote resources to new lines of business, organizational restructurings, acquisitions and divestitures. All directors are required to declare their interests in transactions or matters affecting the company and refrain from voting with respect to such matters.

6D.   EMPLOYEES

The company currently does not have and never had any employees since its inception.

The company's future success, however, will depend upon its ability to attract and retain qualified personnel. Competition for technical personnel required in the company's business in particular is often intense, and there can be no assurance that the company will be able to attract and retain adequate numbers of qualified personnel in the future.

6E.   SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table shows the share ownership of directors and senior management as of November 5, 2003:

	NUMBER OF SHARES OWNED	PERCENTAGE OF OUTSTANDING**

Terence Robinson	339,000*	6%
Kam Shah	50,000	1%

	*Held by his common-law partner, Stacey Atkinson (see Item 7.A. below).

	**Based on 6,068,995 shares outstanding on November 5, 2003 rounded to the nearest digit.

The company's 1999 Stock Option Plan (the "Plan") was approved by the shareholders in the Annual and Special Meeting held on October 18, 1999. The Plan was established for the purpose of attracting and retaining highly qualified personnel by providing incentives in the form of stock options. Under the Plan, incentive share options for up to 10% of the issued and outstanding common shares of the company may be granted from time to time by the board of directors to the company's directors, officers, employees and consultants, and to the directors, officers, employees and consultants of its subsidiaries.

Options granted under the Plan will have an exercise price equal to the market price of the common shares on the day preceding the day of the grant as determined by the company's board of directors, where the market price is the closing price (or the closing bid and ask prices, as applicable) on the exchange or market where the shares are listed or quoted as selected by the board of directors, discounted by a percentage not exceeding the maximum allowable under the applicable securities rules and regulations. Such options will be exercisable over the period determined by the board of directors. Unvested options granted under the Plan will immediately become fully vested and exercisable upon the occurrence of any one of the following four events:

  The acquisition of more than 50% of the beneficial ownership of the company's outstanding voting securities;
  A consolidation or merger with another company where the company's shareholders do not have the same proportionate ownership in the surviving entity that they had prior to the merger, and the company is either (i) not the continuing or surviving corporation, or (ii) its shares are converted into cash, securities or other property;
  The sale, lease, exchange or other transfer of all or substantially all of the company's assets; and
  The company's shareholders approve a plan of liquidation or dissolution.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The company is a publicly owned Canadian corporation. It is not controlled directly or indirectly by any corporation or government.

7A.   MAJOR SHAREHOLDERS

The following table shows the ownership of the company's common shares as of November 5, 2003, for each person known to be the beneficial owner of more than 5% of the company's outstanding common shares:

Name	# of common shares held	% of outstanding shares

Current Capital Corp.	2,619,500	43%
Snapper Inc.	1,090,000	18%
Stacey Atkinson	339,000	6%
Jayvee & Co.	500,000	8%
John Robinson	377,500	6%

** Based on 6,068,995 shares outstanding on November 5, 2003 rounded to the nearest digit.

The company has only one class of equity securities, common shares. The common shares held by the major shareholders as detailed in the above table are part of this class. The voting rights and other features of the company's common shares are summarized in Item 9 "The Listing". The major shareholders do not have any voting rights different from those held by the other holders of the common shares of the company.

Ms. Stacey Atkinson is a common law partner of a director, Mr. Terence Robinson.

The directors of the company are executives in Current Capital Corp., a privately owned Ontario company, and the sole director of Current Capital Corp. is Mr. John Robinson who is a brother of the company's director, Mr. Terence Robinson.

On August 9, 2001, the company issued two million common shares to Bontan Corporation Inc. (Bontan) in settlement of debts. The majority of the directors of Bontan are the directors of the company. On March 31, 2002, Bontan transferred the two million common shares to Snapper Inc. in settlement of its debts to Snapper. As a result, Bontan was not a shareholder of the company as at November 5, 2003. The two million shares, which after the 2:1 reverse split effected on August 14, 2003, were converted to one million shares of the company and are included under Snapper Inc.'s holding.

The following are the details of significant changes in percentage ownership held by the major shareholders during the past three years:

Year ended June 30,	2001	2002	2003	July 1, 2003 to November 5, 2003

Snapper Inc.	9%	17%	18%	18%
Stacey Atkinson	4%	10%	6%	6%
Current Capital Corp.	0%	9%	43%	43%
Jayvee & Co.	5%	1%	8%	8%
John Robinson	9%	9%	6%	6%

7B.   RELATED PARTY TRANSACTIONS

The following are the details of major related party transactions between the period July 1, 2001, and November 5, 2003:

The company was charged $2,616 for the fiscal 2003 and $696 for the period from July 1, 2003 and November 5, 2003 for rent, utilities and phone by Current Capital Corp. The company has been using space in an office leased by Current Capital Corp. since April 2002 as its head office and for administrative purposes. Current Capital Corp. charges for the rent, utilities and telephone costs based on the actual cost and space usage on a quarterly basis. The arrangement is covered by an expense sharing agreement dated April 1, 2002.

For the period prior to April 1, 2002, the company had a similar arrangement with Bontan Corporation Inc. and was charged $15,046 for the fiscal 2001 and $7,451 for the fiscal 2002 towards the rent, utilities and phone costs based on the actual costs and space usage. No formal agreement was signed with Bontan Corporation Inc. in respect of this arrangement.

The company was also charged an administrative fee based on actual costs by Current Capital Corp. under the expense sharing agreement dated April 1, 2002. The fee charged for the period July 1, 2003 to November 5, 2003 was $1,125, for the fiscal year 2003, it was $8,597 and for the fiscal 2002, it was $2,849. No fee was charged prior to April 1, 2002.

Bontan Corporation Inc. charged interest of $3,568 during the fiscal year 2001 on the funds borrowed by the company. There were no interest charges for the subsequent periods since the funds borrowed from Bontan Corporation Inc. were settled by issuance of common shares of the company.

Snapper Inc. charged a consulting fee of $13,944 for two months in the fiscal 2003 and of $33,935 for the period between July 1, 2003 and November 5, 2003. These charges were covered under a consulting agreement dated May 1, 2003.

The company borrowed approximately $69,000 in fiscal 2001 from Bontan Corporation Inc., and during the fiscal 2002, it borrowed a further $48,000 and settled $215,000 of the debts by issuing two million common shares of the company to Bontan Corporation Inc. A further $3,000 was settled in the fiscal 2003. No significant amount was borrowed from or lent to Bontan Corporation Inc. since July 2003.

The company borrowed about $15,000 from Current Capital Corp. during the fiscal 2001, $3,600 in the fiscal 2002, $20,000 in fiscal 2003 and $12,000 between July 1, 2003 and November 5, 2003. During the fiscal 2003, the company settled debts of $101,000 by issuing 2.2 million common shares of the company.

The company borrowed about $18,000 from Snapper Inc. during the period July 1, 2003 and November 5, 2003.

The company borrowed about $12,000 from Mr. Terence Robinson during the fiscal 2001 and $1,700 in the fiscal 2003. No significant amount was borrowed since July 1, 2003.

The management of the company is not aware of any other material interest, direct or indirect, of any director, officer or any associate or affiliate of any of the foregoing persons other than those detailed above, in any matter to be acted upon. There may develop potential conflicts of interest to which the proposed directors and officers of the company may be subject in connection with the operations of the company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (Ontario). See "Item 10B Memorandum and Articles of Association - Bylaws: Director's Conflicts."

7.C   INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding the company's financial statements is contained under the caption "Item 18. Financial Statements" below.

Dividend Policy

The company did not pay any cash or other dividends on its common shares since its inception and the Board of Directors does not contemplate doing so in the foreseeable future.

Legal Proceedings

There are currently no material claims pending against the company and its subsidiaries.

8B.   SIGNIFICANT CHANGES

The following is a summary of key corporate changes and other significant events that occurred after June 30, 2003:

On August 14, 2003, the company carried out a reverse stock split under which one new common share of the company would be issued for every two existing common shares of the company.

The holders of less than 9 shares (under 5 post-consolidated shares) will not be issued new common shares of the company, but instead will be entitled to a cash payment of $0.05 per existing share held by them upon return of these shares to the company for cancellation. The cash price of $0.05 per share is based on the price recently negotiated in the absence of any available market price for the company's common shares. However, the cash price was revised to a minimum of $1 per eligible shareholder in a board meeting of November 10, 2003. A maximum of 4,957 existing common shares are expected to be returned to the company for cancellation for a total cash consideration of $1,527 under the buy-back plan. The plan has no expiry date.

ITEM 9.   THE LISTING

9A.   OFFERING AND LISTING DETAILS

Common Shares

Each common share carries one vote at all the meetings of the shareholders, is entitled to dividends as and when declared by the Board of Directors and is entitled upon liquidation, dissolution or winding-up to a pro rata share of the assets distributable to holders of the common shares. The company's common shares carry no conversion or pre-emptive rights. The company has no other classes of shares. Pursuant to section 23 (1) of the Business Corporations Act (R.S.O. 1990, c. B. 16), which is the governing corporate legislation, the company's articles allow it to issue an unlimited number of common shares at such time and to such persons and for such consideration as the directors may determine. However, in certain circumstances the Ontario Securities Act and the rules and policies of the Ontario Securities Commission may require that the company obtain shareholder approval to issue shares.

At the company's 2002 Annual and Special Meeting of Shareholders, the shareholders passed a resolution authorizing the company's directors to raise funds through one or more private placement financing transactions at prices at their sole discretion. Any other financing activities that are proposed and require shareholder approval will be put forth to the shareholders in accordance with applicable legislative or regulatory requirements. The company is only authorized to enter into such a private placement if funds are required to continue or expand its activities and the subscription price is reasonable in the circumstances. This resolution was obtained to obviate any need for shareholder approvals of a private placement that may be required by a securities regulatory authority and thereby reduce the time required to complete a financing. Any financing that is not in accordance with the terms of the shareholder's resolution may require shareholder approval pursuant to the rules and policies of the Ontario Securities Commission.

Transfer Agent

The company's common shares are issued in registered form. Equity Transfer Services Inc., located in Toronto, Ontario, Canada, is the registrar and transfer agent for the company's common Shares.

9B.   PLAN OF DISTRIBUTION

Not applicable.

9C.   MARKETS

Trading Market

The company's common shares were traded "over-the-counter" on the Canadian Unlisted Board ("CUB") with the trading symbol "FEPR" and CUSIP #32008X 10 2. The CUB system was implemented in November 2000 but has currently been discontinued. It was only available to traders and brokers for reporting trades that they had arranged in unlisted and unquoted equity securities in Ontario. No real-time quotes or trades were available to the public. There is no record of quotations under the CUB.

There can be no assurance that an active trading market for the company's common shares will develop or be sustained.

9D.   SELLING SHAREHOLDERS

Not applicable.

9E.   DILUTION

Not applicable.

9F.   EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

10A.   SHARE CAPITAL

Common Shares

The company's authorized capital comprises unlimited number of common shares without any par value.

On November 5, 2003, the shareholders' list for the company's common shares showed 370 registered shareholders and 6,068,995 shares outstanding. Nine of these registered shareholders listed U.S. addresses, showing ownership of an aggregate of 368,757 shares, representing 6.08 % of the outstanding common shares. All of the outstanding common shares are fully paid and non-assessable.

Changes in common shares of the company between July 1, 2000 and November 5, 2003 are explained below:

# of common shares

Balance as at June 30, 2000	1,902,756

Balance as at June 30, 2001	1,902,756

convertible loan from Bontan Corporation Inc. of $215,431 settled through issuance of shares	2,000,000
settlement of consulting fee of $2,000 to a relative of a director of the company	40,000
settlement of acquisition cost of $150,000 for acquiring First Empire Entertainment Corp. through issuance of shares	3,000,024

Balance as at June 30, 2002	6,942,780

settlement of debt of $102,000 due to Current Capital Corp. by issuance of shares	2,200,000
settlement of acquisition of $60,000 for acquiring assets of Jenn Project from Current Capital Corp.	3,000,000

Balance as at June 30, 2003	12,142,780

reduction through 2 for 1 reverse stock split	(6,068,828)
cancellation of shares under buy-back plan	(4,957)

Balance as at November 5, 2003	6,068,995

Options

There were no options issued or outstanding as of the date of this Registration Statement.

Warrants

Three million warrants were issued on May 13, 2003, as part of the acquisition cost of the Jenn Project. These warrants are convertible into equal number of common shares on or before May 13, 2005 at a price of $0.25 per warrant.

10B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

The company is an Ontario corporation under the Business Corporations Act (Ontario) by Articles of Amalgamation dated March 18, 1997.The details of the amalgamated entities and their name changes are given under Item 4 of this Registration Statement.

The company's Ontario corporation number is 1228120. The Articles of Amalgamation provide in section 6 that there are no restrictions on the business that the company may carry on or on the powers that it may exercise. These provisions of the Articles of Amalgamation have not been amended or revoked.

Bylaws:  the company's bylaws explain the way its corporate affairs are to be conducted. A copy of the bylaws is attached as Exhibit 2.1 to this Registration Statement. As provided for in the legislation that governs the company, a bylaw can be made, amended or repealed at any time by the directors. If the directors make, amend or repeal a bylaw, the bylaw, amendment or repeal must be submitted to the shareholders at the next shareholder meeting. The shareholders may confirm, reject or amend the bylaw, amendment or repeal. A shareholder may propose to make, amend or repeal a bylaw. Such a proposal must be submitted to the shareholders for adoption at the next shareholder meeting.

Borrowing powers:   the borrowing powers are authorized by section 38 and 39 of the bylaws. The financial institutions with which the company's banking business is to be conducted are to be determined by the board of directors or any committee or person designated by the board of directors to make such determination. The company's board of directors, or any committee or person designated by the board of directors, is authorized to borrow money, issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness on the company's behalf. The board of directors, or any committee or person designated by the board of directors, is also authorized to secure or guarantee on the company's behalf the performance of any present or future indebtedness, liability or obligation of any person. The board of directors is authorized to exercise the borrowing powers described above without obtaining authorization from shareholders.

Director's Appointment and Quorum:   A quorum for the transaction of business at any meeting of the board of directors is set in section 10 of the bylaws to be at least two fifth's with a majority of the directors present be resident Canadian. The board of directors can determine that a quorum shall be more than a majority. The directors are not required to hold any of the company's common shares. Section 7 of the bylaws provides that shareholders may, by resolution passed at a meeting specially called for such purpose, remove any director from office and fill the vacancy created by such removal.

Director's Conflicts:  Section 17 of the bylaws governs conflicts of interest involving the directors. That section provides that a director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the company, shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (Ontario). The relevant provisions of that Act as of the date of this Registration Statement provide that a director or officer of the company who (a) is a party to a material contract or transaction or proposed material contract or transaction with the company, or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the company, shall disclose in writing to the company or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. (R.S.O. 1990, c. B.16, s. 132 (1).) Any such contract or proposed contract may be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the company's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

Section 15 of the bylaws provides that the directors shall be paid such remuneration for their services and reimbursed for expenses properly incurred as the board may from time to time determine without the approval of an independent quorum of members of the Board of Directors. Directors are not precluded from serving the company in any other capacity and receiving remuneration therefore.

Director's Indemnity:  Section 19 of the bylaws set forth certain protections for the directors and officers. Section 19 provides that no director or officer shall be held liable for any losses or liabilities provided that in exercising his powers and discharging his duties he acts honestly and in good faith with a view to the company's best interests and exercises the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These provisions of the bylaws do not relieve any director or officer from the duty to act in accordance with the Act and the regulations there under or from liability for breach of such laws.

Shareholder's Meetings: the board of directors, the chairman of the board, or the president are responsible for setting the date and place for the annual general meeting of the shareholders, which by law must be held no later than fifteen months after the last annual meeting. The purpose of the annual meeting is to consider the company's financial statements and reports, elect directors, appoint an auditor and transact any other business. Section 46 of the bylaws provides that the board, the chairman of the board, or the president has the power to call a special meeting of the shareholders at any time.

Section 47 of the bylaws specifies the requirements for calling a shareholder meeting. That section requires that notice of the time and place of each meeting of the shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director, to the company's auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors, and reappointment of the incumbent auditor must state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

The company is required by section 51 of the bylaws to prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed are those registered at the close of business on the record date. If no record date is fixed, the shareholders listed are those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is to be made available for examination by any shareholder during usual business hours at the company's registered office or at the place where the company's central securities register is maintained and at the meeting. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting will be deemed to be a list of shareholders.

Section 52 of the bylaws sets out the requirements for setting a record date. The company's directors are not required to set a record date, but if they do, the record date must not precede the date of the shareholder's meeting by more than 50 days or by less than 21 days. If the company's board does not fix a record date, the record date for the determination of the shareholders entitled to receive notice of a meeting shall be at the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day of which the meeting is held.

A shareholder meeting may be held without notice if the requirements set out in section 53 of the bylaws are met. These are requirements that must be met:  (a) all the shareholders entitled to vote at the meeting are present in person or represented, or if those not present or represented waive notice of or otherwise consent to the meeting, and (b) the company's auditors are present or waive notice of or otherwise consent to the meeting. The meeting can only proceed without notice having been given if the shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 59 of the bylaws states that the quorum required in order to conduct business at a shareholder's meeting two individuals present in person, each of whom is a shareholder or proxy holder entitled to vote at the meeting.

Section 55 of the bylaws provides that every person named in the shareholder list is entitled to vote the number of shares shown on the list opposite their name. Every question to be decided at a shareholders meeting shall, unless otherwise required by law, be determined by a majority of the votes cast on the question. Section 56 of the bylaws governs the rights of a shareholder to appoint a proxy holder or representative to attend a shareholder meeting and vote at that meeting on the shareholder's behalf. A proxy must be in writing and signed by the shareholder or his or her attorney. Where a shareholder is a corporation or association, it may authorize an individual to represent it at a shareholder meeting. The authority of such an individual must be given by a resolution of the corporation or shareholder and deposited with the company.

Section 58 of the bylaws allows the chairman at a shareholders meeting to adjourn the meeting provided that the shareholders consent to the adjournment. If a shareholder meeting is adjourned for less than 30 days, notice of the adjourned meeting does not have to be given. If a shareholder meeting is adjourned by one or more adjournments for a total of 30 days or more, then notice of the adjourned meeting must be given as required for an original meeting.

10C.   MATERIAL CONTRACTS

The company entered into a consulting agreement with Snapper Inc. on May 1, 2003 for a period of 12 months for a fee of US$5,000 per month, payable in advance. The agreement requires the corporation to provide various business consulting services. The agreement is subject to automatic renewal unless cancelled in writing by either party.

The company entered into an expense sharing agreement dated April 1, 2002 with Current Capital Corp. for a term of five years, expiring on April 1, 2007. This term may be extended a month before the expiry date by mutual consent of the parties to the agreement. The agreement may be terminated by either party by giving two months notice.

Under the agreement, Current Capital Corp. would charge the company for occupancy costs and administrative expenses based on space usage and actual costs incurred.

The company has not entered into any other material contracts in the preceding three years.

10D.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Other than those described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by our memorandum and articles of association with respect to the company's common shares.

Investment Canada Act

Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a "direct" acquisition; (2) $50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a company incorporated outside of Canada which owns subsidiaries in Canada; or (3) between $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of $209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the $209 million threshold applies.

These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million (the "$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act, namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

10E.   TAXATION

In this section the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the company's common shares are summarized. Nothing contained herein shall be construed as tax advise, shareholders must rely only on the advise of their own tax advisor. The company makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the company's common shares and applies to beneficial owners who are individuals, corporations, trusts and estates which:

  for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States, respectively, at all relevant times;
  hold common shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;
  deal at arm's length with the company for purposes of the Income Tax Act; and
  do not and will not use or hold the common shares in carrying on a business in Canada.

The company refers to persons who satisfy the above conditions as "Unconnected U.S. Shareholders".

The tax consequences of an investment in common shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. The company does not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

  The Income Tax Act and regulations under the Income Tax Act;
  The Code and Treasury regulations under the Code;
  The Canada-United States Income Tax Convention (1980);
  The administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;
  All specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;
  The administrative policies published by the U.S. Internal Revenue Service; and
  Judicial decisions.

All of the foregoing are subject to change either prospectively or retroactively. The company does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of common shares. This discussion does not address all possible tax consequences relating to an investment in common shares. The company has not taken into account the readers' particular circumstances and does not address consequences peculiar to shareholders if they are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold common shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own common shares through a partnership or other pass-through entity). Therefore, they should consult their own tax advisor regarding the tax consequences of purchasing common shares.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of the common shares.

As an Unconnected U.S. Shareholders, they generally will be required to include in income dividend distributions, if any, paid by the company to the extent of its current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the company, see "Material Canadian Federal Income Tax Considerations.") shareholders will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by the company on the common shares exceed its current or accumulated earnings and profits, they will be treated first as a return of capital up to shareholders' adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by the company generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to shareholders. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

Because of the complexity of those limitations, shareholders should consult their own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by the company on the common shares generally will not be eligible for the "dividends received" deduction.

If shareholders sell the common shares, they generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and their adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by them for more than one year, and will generally be U.S. source gain or loss.

Dividends paid by the company on the common shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless shareholders furnish the paying agent or middleman with a duly completed and signed Form W-9. shareholders will be allowed a refund or a credit equal to any amount withheld under the

U.S. backup withholding tax rules against their U.S. federal income tax liability, provided they furnish the required information to the Internal Revenue Service.

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). The company would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

  five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of the company's stock entitled to vote or the total value of the company's stock; and
  at least 60% of the company's gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

The company believes that it is not a FPHC. However, it cannot assure shareholders that it will not be classified as a FPHC in the future.

Personal Holding Company Rules

The company will not be classified as a personal holding company a ("PHC") for U.S. federal income tax purposes unless at any time during the last half of its taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of its stock by value, and at least 60% of its ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). The company should not meet the PHC tests, and even if the company were to become a PHC, it does not expect to have material undistributed PHC income. However, the company cannot assure shareholders that it will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in the company's shareholder base and income or other circumstances that could change the application of the PHC rules to the company. In addition, if the company become a PHC it cannot assure that the amount of its PHC income will be immaterial.

Passive Foreign Investment Company Rules

The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. The company could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

  75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties; or
  the average quarterly percentage, by fair market value of its assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all our assets.

To the extent the company owns at least 25% by value of the stock of another corporation, the company is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

Distributions which constitute "excess distributions" from a PFIC and dispositions of common shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the company is a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, the company believes that its shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

The company believes that it will not be a PFIC for the current fiscal year and it does not expect to become a PFIC in future years. Whether the company is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of its income and assets, including cash. Shareholders should be aware, however, that if the company is or becomes a PFIC it may not be able or willing to satisfy record-keeping requirements that would enable shareholders to make a "qualified electing fund" election.

Shareholders should consult their tax advisor with respect to how the PFIC rules affect their tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of the company's shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of its shares, it could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the company's "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of the company's earnings and profits attributable to the shares sold or exchanged.

The company believes that it is not a CFC, however, it cannot assure shareholders that it will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

In this section, the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the common shares are summarized.

Under the Income Tax Act, assuming a shareholder is an Unconnected U.S. Shareholder, and provided the common shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, he or she will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless he or she alone or together with persons with whom he or she did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the common shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies ("LLCs") will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate unless the partnership applies for and receives written authority for us to reduce the withholding tax rate.

Canada does not currently impose any federal estate taxes or succession duties. However, if a shareholder dies, there is a deemed disposition of the common shares held at that time for proceeds of disposition generally equal to the fair market value of the common shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF CANADIAN OR US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF COMMON STOCK IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR OWNERSHIP AND DISPOSITION OF COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN.

10F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.   STATEMENT BY EXPERTS

Not applicable.

10H.   INSPECTION OF DOCUMENTS

The documents concerning the company referred to in this Registration Statement may be inspected at the company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and upon effectiveness of this Registration Statement, will also be subject to reporting requirements as a "foreign private issuer"

under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, it must file periodic reports and other information with the Canadian securities regulatory authorities and also upon effectiveness, with the Securities and Exchange Commission.

A copy of this Registration Statement Form 20-F and certain other documents referred to in this statement and other documents filed by the company may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system ("EDGAR") at www.sec.gov/edgar.

10I.   SUBSIDIARY INFORMATION

The documents concerning the company's subsidiaries referred to in this Registration Statement may be inspected at the company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11.   QUANTITATIVE AND QUALITATIVE ASSESSMENT OF MARKET RISK

EXCHANGE RATE SENSITIVITY

Substantially large amounts of the company's revenues and production costs are expected to be earned in United States dollars, and expenses are incurred in Canadian dollars. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the results of its operations. The company does not engage in any foreign currency hedging policies. To the extent that the company is not able to or does not raise its prices to reflect an adverse change in exchange rates, its profitability would be adversely affected. The impact of future exchange rates fluctuations on its results of operations and financial condition cannot be accurately predicted.

PART II

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made to the instruments defining the rights of the holders of the company's common shares and no material amount of assets securing its securities has been withdrawn or substituted by it or anyone else (other than in the ordinary course of business).

Subsequent to June 30, 2003, certain corporate changes were made which involved a 2:1 reverse split and buy-back of fractional shares. These changes and their effect have been fully explained under Item 8(b), "Significant Changes," of this report.

ITEM 15.   CONTROLS AND PROCEDURES

Based on a review conducted by the company's Chief Executive Officer and Chief Financial Officer in connection with the preparation of the financial statements for fiscal Year 2003, the company now has effective disclosure controls and procedures in place.

In July 2002, the management implemented a corporate disclosure policy. A copy of the disclosure policy document is included in this Registration Statement as Exhibit 10.(a).2.

ITEM 16.   [RESERVED]

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

The following documents are filed as part of this Registration Statement on Form 20-F immediately following the text of this 20-F, beginning on page 1-F.

Audited Consolidated financial statements of the company for the years ended June 30, 2003 , 2002 and 2001

  Auditors Report
  Consolidated Balance Sheet
  Consolidated Statement of Operations and Deficit
  Consolidated Statement of Cash Flows
  Notes to Consolidated Financial Statements

ITEM 19.   EXHIBITS

1.1	Articles of Incorporation of the Company

1.2	By-Laws of the Company

1.3	Certificate of name change from Minedel Mining & Development Company Limited to Minedel Mines Limited

1.4	Certificate of name change from Minedel Mines Limited to Havelock Energy & Resources Inc.

1.5	Certificate of name change from Havelock Energy & Resouces Inc. to Municipal Ticket Corporation

1.6	Certificate of name change from Municipal Ticket Corp. to I.D. Investments Inc.

1.7	Certificate of Amalgamation to Biolink Corp.

1.8	Certificate of name change from Biolink Corp. to First Empire Entertaiment.com Inc.

1.9	Certificate of name change from First Empire Entertaiment.com Inc. to First Empire Corporation Inc.

2.(a).1	See 1.1 and 1.2

2(a).2	Specimen Common Share certificate

2(a).3	Share Buy-back Plan

4.(b)(i).1	Consulting Agreement with Snapper Inc. dated May 1, 2003

4.(b)(i).2	Expense Sharing Agreement dated April 1, 2002 with Current Capital Corp.

4.(b)(ii).1	Artist Management Contract dated October 25, 2002

4.(b)(ii).2	Investment Agreement dated January 25, 2003

4.(b)(ii).3	Producer Agreement dated January 29, 2003

4.(b)(ii).4	Letter From Terence Robinson to Current Capital Corp. Regarding Jenn Project

4.(b)(iii).1	Offer to Purchase Jenn Project dated May 13, 2003

4.(b)(iii).2	Promissory Note dated May 13, 2003

4.(c)	1999 Stock Option Plan

8	Subsidiaries details - see 4C of this Registration Statement

10.(a).1	Graphic Summary of Corporate History

10.(a).2	Corporate Disclosure Policy

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

FIRST EMPIRE CORPORATION INC.

Dated:	March 12, 2004	/s/ Terence Robinson

Terence Robinson
Chief Executive Officer

First Empire Corporation Inc. (Formerly known as First Empire Entertainment.com Inc.)
Consolidated Financial Statements
For the Years Ended June 30, 2003 and 2002
(Canadian Dollars)

INDEX

Page

Auditors' Report	1
Comments by auditors for U.S. readers on Canada-U.S. reporting differneces	2
Consolidated Balance Sheets	3
Consolidated Statement of Operations	4
Consolidated Statement of Cash Flows	5
Consolidated Statement of Shareholders' Deficit	6
Notes to Consolidated Financial Statements	7-16

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANS

AUDITORS' REPORT

To the Shareholders of

First Empire Corporation Inc.

We have audited the consolidated balance sheets of First Empire Corporation Inc. as at June 30, 2003 and the consolidated statements of operations and shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and the results of its operations and cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended June 30, 2003 and the shareholders' equity as at that date to the extent summarised in Note 14 to the consolidated financial statements.

The consolidated financial statements for the years ended June 30, 2002 and 2001 were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those financial statements in their reports dated October 25, 2002 and September 26, 2001.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

November 3, 2003 Thornhill, Ontario

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANS

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA - U.S. REPORTING
DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements.

The opinion on page 1 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

November 3, 2003 Thornhill, Ontario

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Consolidated Balance Sheets
(Canadian Dollars)
June 30, 2003 and 2002
(see Note 2 -- Going Concern)

As at June 30	Note	2003	2002

ASSETS

Current
Bank		$224	$201
Accounts receivable and prepayments		1,388	1,184
Scripts and lyrics	4	-	75,000

		1,612	76,385

Deffered development costs
Contract rights	5	61,100	-
Production costs	5	48,900	-

		110,000	-

		$111,612	$76,385

LIABILITIES

Current
Accounts payable and accrued liabilities		$5,804	$8,199
Note Payable	5	50,000	-
Advances from shareholders	6	52,158	117,457

		107,962	125,656

SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock	7	4,307,384	4,145,949

Contributed surplus		20,391	20,391

Deficit		(4,324,125)	(4,215,611)

		3,650	(49,271)

		$111,612	$76,385

Commitments and Contingent Liabilities (Note 11)

Related party transactions (Note 10)

Approved by the Board	/s/ Terence Robinson Director	/s/ Kam Shah Director

The accompanying notes form an integral part of these financial statements.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Consolidated Statements of Operations
(Canadian Dollars)

For the Years Ended June 30	Note		2003	2002	2001

Revenue

Exchange gain			$-	$3,420	$-

Expenses

Scripts and lyrics written off	4		75,000	-	-
Consulting			22,541	1,029	-
Professional fees			5,989	3,460	2,200
Transfer agents fees			4,238	4,620	3,002
Office and general			1,007	7,866	14,443
Bank charges and interest			292	173	3,762
Shareholders information			(553)	5,164	7,394
Goodwill written off			-	253,959	-

			108,514	276,271	30,801

Net loss for year			$(108,514)	$(272,851)	$(30,801)

Net loss per share		8	$(0.01)	$(0.04)	$(0.02)

The accompanying notes form an integral part of these financial statements.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Years Ended June 30	2003	2002	2001

Cash flows from operating activities

Net loss for year	$(108,514)	$(272,851)	$(30,801)

Items not affecting cash
Write-off of goodwill	-	253,959	-
Write-off of scripts and lyrics	75,000	-	-

	(33,514)	(18,892)	(30,801)

Net change in non-cash working capital
Amounts receivable and prepayments	(204)	6,093	(476)
Accounts payable and accrued liabilities	(2,395)	896	(3,274)

	(36,113)	(11,903)	(34,551)

Investing Activities

Investment in Jenn Project	(50,000)	-	-

Financing Activities

Net advances from shareholders	36,136	11,915	34,558
Note payable	50,000	-	-
Cash acquired upon purchase	-	154	-

	86,136	12,069	34,558

Increase (decrease) in cash during year	23	166	7

Cash at beginning of year	201	35	28

Cash at end of year	$224	$201	$35

Supplemental disclosures

Interest paid	$-	$-	$3,568

Non-cash investing and financing activities
Conversion of loan to equity investment	$(101,435)	$-	$-
Acquisitions	(60,000)	-	-
Issuance of common shares	161,435	-	-

	$-	$-	$-

The accompanying notes form an integral part of these financial statements.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Consolidated Statements of Shareholders' Deficit
(Canadian Dollars)
For the Years Ended June 30, 2003, 2002 and 2001

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders' Deficit

Balance June 30, 2000	1,902,756	$3,778,518	$20,391	$(3,911,959)	$(113,050)
Net loss	-	-	-	(30,801)	(30,801)

Balance June 30, 2001	1,902,756	3,778,518	20,391	(3,942,760)	(143,851)

Issued on conversion of debts	2,040,000	217,431	-	-	217,431
Issued on acquisition	3,000,024	150,000	-	-	150,000
Net loss	-	-	-	(272,851)	(272,851)

Balance June 30, 2002	6,942,780	4,145,949	20,391	(4,215,611)	(49,271)

Issued on conversion of debts	2,200,000	101,435	-	-	101,435
Issued on acquistion	3,000,000	60,000	-	-	60,000
Net loss	-	-	-	(108,514)	(108,514)

Balance June 30, 2003	12,142,780	$4,307,384	$20,391	$(4,324,125)	$3,650

The accompanying notes form an integral part of these financial statements.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Sttements
(Canadian Dollars)
June 30, 2003 and 2002

1.  NATURE OF OPERATIONS

First Empire Corporation Inc. ("the Company") was incorporated in Ontario on March 18, 1997 as a result of an amalgamation. The Company is engaged in the development, production, manufacture, and distribution of commercial entertainment materials in all formats.
The Company changed its name from First Empire Entertainment.com Inc. effective May 21, 2003 to fully reflect its business objectives.

2.  GOING CONCERN

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge liabilities in the normal course of operations for the foreseeable future.
As at June 30, 2003, the Company has a working capital deficiency of $106,350, has incurred a net loss of $108,514 for the year ended June 30, 2003, and has an accumulated deficit of $4,324,125.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

3.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada, which conform, in all material respects, with accounting principles generally accepted in the United States, except as disclosed in Note 14.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries - First Empire Entertainment Corp., inactive since 2001, and First Empire Music Corp., in development stage. All inter-company balances and transactions have been eliminated on consolidation.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

3.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not.

Stock-Based Compensation Plan

During the year ended June 30, 2003, the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a pro forma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees. No restatement of prior periods is required as a result of the adoption of the new standard.

Deferred Development Costs

Deferred development costs relate to costs incurred on projects, which are intended to generate future revenue. These costs are deferred and amortized on a straight-line basis over the estimated economic life of the project not exceeding three years. Amortization commences when the project becomes commercially viable. The development costs will be written off if it is determined that they are not recoverable or if the project is abandoned.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.
The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

3.  SCRIPTS AND LYRICS

Opening balance, June 30, 2001	$-
Incurred during 2002	75,000

Balance, June 30, 2002	75,000
Incurred during 2003	-
Written off during 2003	(75,000)

Balance, June 30, 2003	$-

Scripts and lyrics relate to a musical, "The Count of Monte Cristo", which was acquired by the Company's wholly owned subsidiary in 1998. The Company intended to raise money to start a workshop involving commercial production of the musical. Unfavourable market conditions prevented raising the required funds. Management concluded that this project would not be commercialised in the foreseeable future and has therefore decided to write off the costs.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

5.  DEFERRED DEVELOPMENT COSTS

On May 13, 2003 the Company acquired all of the assets including the contracts and intellectual properties of the business known as the "Jenn Project" from a shareholder corporation for a total cost of $110,000 as follows:

Production costs for a 3-song demo album	$48,900
Assignment of contract with artist	$61,100
Under the terms of the purchase agreement, the purchase price was based on the fair value of the assets acquired and was settled as follows:
(a)  Issuance of 3 million common shares of the Company at a mutually agreed price of $0.02 per share, for a total value of $60,000, and issuance of 3 million warrants, convertible into equal number of common shares on or before May 13, 2005 at a price of $0.25 per share.
(b)  Issuance of a non-interest bearing promissory note for $50,000, payable on demand.

6.  ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

7.  CAPITAL STOCK

(a)  Authorized:

      Unlimited number of common shares.
(b)  Issued:

	2003		2002

	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	6,942,780	$4,145,949	1,902,756	$3,778,518
On conversion of debt (i)	2,200,000	101,435	2,040,000	217,431
Issued upon asset acquisition (ii)	3,000,000	60,000	3,000,024	150,000

	12,142,780	$4,307,384	6,942,780	$4,145,949

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

7.  CAPITAL STOCK (Continued)

i)	On May 13, 2003, a shareholder corporation, which had been owed approximately $102,000 by the Company exercised its option to accept 2.2 million common shares of the Company for an agreed price of $0.05 per share in full settlement of the balance due.

ii)	On May 13, 2003, the Company issued 3 million shares at an agreed price of $0.02 per share for a total value of $60,000 for the acquisition of intellectual property as more fully described in Note 5.

8.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 7,626,616 shares for the year ended June 30, 2003 (2002 - 6,173,824).

9.  INCOME TAXES

The effective tax rate of nil (2002 - nil) for income taxes varies from the statutory income tax rate of 38% (2002 - 44%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined that it is more likely than not that the losses will be utilized before they expire.
The Company has carry forward tax losses of approximately $0.2 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in the financial statements.

2007	$ 77,000
2008	31,000
2009	19,000
2010	108,000

$235,000

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

•	A shareholder corporation which has common management charged approximately $11,200 for the premises rent, telephone, consultants' fees and other office expenses (2002 - $10,200; 2001 - $15,000).

•	Interest charged on funds advanced by affiliated corporations of $Nil (2002 - $Nil; 2001 - $3,568).

•	Consulting fees include amounts to a shareholder corporation of $13,944 (2002 - $Nil; 2001 - $Nil).

11.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into a consulting agreement with a shareholder corporation on May 1, 2003 for a period of 12 months for a fee of US$5,000 per month, payable in advance. The agreement requires the corporation to provide various business consulting services.

12.  SEGMENTED INFORMATION

The Company currently has no operating segments.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

13.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	2003			2002
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP

Balance Sheets

Current assets	$1,612	$-	$1,612	$76,385	$(75,000)	$1,385
Long term assets	110,000	(110,000)	-	-	-	-

Total Assets	$111,612	$(110,000)	$1,612	$76,385	$(75,000)	$1,385

Current liabilities	107,962	-	107,962	125,656	-	125,656
Capital stock	4,307,384	-	4,307,384	4,145,949	-	4,145,949
Contributed surplus	20,391	-	20,391	20,391	-	20,391
Deficit	(4,324,125)	(110,000)	(4,434,125)	(4,215,611)	(75,000)	(4,290,611)

Total liabilities and shareholders' equity (deficiency)	$111,612	$(110,000)	$1,612	$76,385	$(75,000)	$1,385

Statement of operations				2003	2002	2001

Loss under Canadian GAAP				$(108,514)	$(272,851)	$(30,801)
Adjustment re: 2002 write down of scripts and lyrics				75,000	-	-
Write down of production costs (1)				(48,900)	-	-
Write down of Contract rights costs (2)				(61,100)	-	-
Write down of scripts and lyrics (3)				-	(75,000)	-

Loss under US GAAP				$(143,514)	$(347,851)	$(30,801)

Basic and diluted loss per share under US GAAP				$(0.02)	$(0.06)	$(0.02)

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(1)   Production Costs

The costs of developing the commercial projects are permitted to be deferred under Canadian GAAP. However, under US GAAP these costs would be expensed in the year incurred.

(2)   Contract Rights Costs

Contract rights costs represented the agreed purchase price in connection with acquiring rights to certain contracts forming part of the Jenn project from a shareholder corporation, which was settled by the issuance of shares. Pursuant to SAB 48, these types of transactions should be recorded at the transferor's historical cost. Since the cost to the selling shareholder corporation was nil, no value could be attached to this asset for US disclosure purposes. Accordingly, these costs have been written off for US disclosure purposes.

(3)   Scripts and Lyrics Costs

The costs of scripts and lyrics are permitted to be deferred until the commencement of commercial production under Canadian GAAP. However, under US GAAP, these costs would be expensed in the year incurred.

Diluted loss per share under US GAAP

The Company had 3 million share purchase warrants issued and outstanding at June 30, 2003 ( 3 million share purchase warrants at June 30, 2002 and nil at June 30, 2001). Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share. The total value of the production costs and contracts acquired was attributed to the shares issued and the promissory note, thus, the warrants have no value. The warrants are exercisable to purchase an equal number of common shares of the Company at a purchase price of $0.25 per share.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of cash flows	2003	2002	2001

Operating activities under Canadian and US GAAP	$(36,113)	$(11,903)	$(34,551)

Investing activities under Canadian GAAP	(50,000)	0	0
Non-cash investing activities - deferred development costs	50,000	0	0

Investing activities under US GAAP	0	0	0

Financing activities under Canadian GAAP	86,136	12,069	34,558
Non-cash financing activities - promissory note	(50,000)	0	0

Financing activities under US GAAP	36,136	12,069	34,558

Increase (decrease) in cash during year	23	166	7
Cash at beginning of year	201	35	28

Cash at end of year	$224	$201	$35

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if the measurement provisions of FAS 123 had been applied.
No options have been granted to date under the 1999 Stock Option Plan of the Company. The Company will apply the measurement principles of APB 25, supplemented by the required FAS 123 disclosures, for any stock options it grants in the future.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recently Issued Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, Accounting for Asset Retirement Obligations ("FAS 143"). The statement requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. FAS 143 is effective for the Company's fiscal year commencing July 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.
In July 2001, FASB issued Statement No. 141, Business Combinations, and in June 2001, Statement No. 142, Goodwill and Intangible Assets. These statements are substantially consistent with CICA Handbook Sections 1581 and 3062 except that under US GAAP, any transitional impairment loss is recognized in earnings as the cumulative effect of a change in accounting principles. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings. The implementation of these rules has no material impact on the financial position, results of operations or cash flows.
In August 2001, FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which retains the fundamental provisions of FAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. FAS 144 broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective beginning with the Company's interim fiscal period commencing January 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.
In June 2002, FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.
In November 2002, FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation requires the guarantor to recognise a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The statement is effective for transactions issued or modified after December 31, 2002. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recently Issued Pronouncements (continued)

In April 2002, FASB issued Statement No. 145 ("FAS 145"), rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for financial statements issued on or after May 15, 2002. The Company has adopted the standard without impact.
In January 2003, FASB issued Interpretation No. 46, Consolidation Of Variable Interest Entities ("FIN 46"), which requires variable interest entities (commonly referred to as SPEs) to be consolidated by the primary beneficiary of the entity if certain criteria are met. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. The adoption of this statement does not impact the Company's historical or present financial statements, as the Company has not created or acquired any variable interest entities, nor does it expect to in the future.
In December 2002, FASB issued FAS No. 148, Accounting For Stock-based Compensation, Transition and Disclosure ("FAS 148"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, FAS 148 requires disclosure of the pro forma effects in interim financial statements. The statement permits transition methods for adoption of the new standards for disclosure in fiscal years beginning after December 15, 2003. The Company will modify its disclosures in its quarterly reports, as required by the new standard.
In November 2002, EITF reached a consensus on No. 00-21 ("EITF 00-21"), Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore expects that the application of the provisions will not have a material impact on the Company's consolidated financial statements.
In November 2002, EITF reached a consensus on EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor ("EITF 02-16"). EITF 02-16 provides guidance as to how customers should account for cash consideration received from a vendor. EITF 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor's products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor's products. The provisions of EITF 02-16 apply to all agreements entered into or modified after December 31, 2002. Management expects the provisions of EITF 02-16 will not have a material impact on the Company's consolidated financial statements.

First Empire Corporation Inc.
(Formerly known as First Empire Entertainment.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
June 30, 2003 and 2002

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Comprehensive Income

In June 1997, FASB issued FAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended June 30, 2003, 2002 and 2001, there is no difference between net loss and comprehensive loss.

15.  SUBSEQUENT EVENTS

The following is a summary of key corporate changes and other significant events that occurred after June 30, 2003:
On August 14, 2003, the company carried out a reverse stock split under which one common share of First Empire Corporation Inc. would be issued for every two common shares of First Empire Entertainment.com Inc. The holders of less than 9 shares (under 5 post-consolidated shares) will not be issued any shares of First Empire Corporation Inc., instead, they will be entitled to a cash payment of $0.05 per share, based on the price recently negotiated in the absence of any available market price for the Company's common shares.

16.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current year's presentation.

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANS

COMMENTS ON THE 2002 AND 2001 CONSOLIDATED FINANCIAL
STATEMENTS BY CURRENT AUDITORS FOR U.S READERS ON

CANADA - U.S. REPORTING DIFFERENCES

We have audited the consolidated financial statements of First Empire Corporation Inc. (formerly known as First Empire Entertainment.com Inc.) for the year ended June 30, 2003. The 2002 and 2001 consolidated financial statements were audited by Sievert & Associates LLP in accordance with Canadian reporting standards. These financial statements together with the report issued by Sievert & Associates LLP are attached to this report.

An additional note to financial statements (Note 14) has been prepared by management to explain to U.S. readers on the Canada - U.S. reporting differences that are applicable to the consolidated financial statements for the years ended June 30, 2002 and 2001.

We have examined this Note 14 in accordance with United States generally accepted auditing standards and in our opinion, Note 14 adequately discloses the effect of the application of United States generally accepted accounting principles on the consolidated financial statements for the years ended June 30, 2002 and 2001.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

November 20, 2003 Thornhill, Ontario

FIRST EMPIRE ENTERTAINMENT.COM INC.
(Canadian Dollars)
Note 14 to Consolidated Financial Statements for the years ended June 30, 2002 and 2001

1.  GOING CONCERN

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as follows:

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge liabilities in the normal course of operations for the foreseeable future.

As at June 30, 2002, the Company has a working capital deficiency of $49,271 (2001 - $143,851), has incurred a net loss of $272,851 for the year ended June 30, 2002 ($30,801 for the year ended June 30, 2001), and has an accumulated deficit of $4,215,611 (2001 - $3,942,760).

The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The opinion on the auditors' report is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

2.  Consolidated Statements of Shareholders' Deficit

Under the accounting principles generally accepted in the United States ("US GAAP"), the consolidated statement of shareholders' deficit is required to disclose three years' transactions as follows:

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders' Deficit

Balance June 30, 1999	7,610,667	$3,778,518	$20,391	$(3,835,194)	$(36,285)
4:1 consolidation	(5,707,911)	-	-	-	-
Net loss	-	-	-	(76,765)	(76,765)

Balance June 30, 2000	1,902,756	3,778,518	20,391	(3,911,959)	(113,050)
Net loss	-	-	-	(30,801)	(30,801)

Balance June 30, 2001	1,902,756	3,778,518	20,391	(3,942,760)	(143,851)
Issued on conversion of debts	2,040,000	217,431	-	-	207,431
Issued on acquistion	3,000,024	150,000	-	-	150,000
Net loss	-	-	-	(272,851)	(272,851)

Balance June 30, 2002	6,942,780	$4,145,949	$20,391	$(4,215,611)	$(49,271)

FIRST EMPIRE ENTERTAINMENT.COM INC.
(Canadian Dollars)
Note 14 to Consolidated Financial Statements for the years ended June 30, 2002 and 2001

3.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

	2002			2001
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP

Balance Sheets

Current assets	$76,385	$(75,000)	$(1,385)	$126,104	$-	$126,104

Total Assets	$76,385	$(75,000)	$1,385	$126,104	$-	$126,104

Current liabilities	125,656	-	125,656	269,955	-	269,955
Capital stock	4,145,949	-	4,145,949	3,778,518	-	3,778,518
Contributed surplus	20,391	-	20,391	20,391	-	20,391
Deficit	(4,215,611)	(75,000)	(4,290,611)	(3,942,760)	-	(3,942,760)

Total liabilities and shareholders' equity (deficiency)	$76,385	$(75,000)	$1,385	$126,104	$-	$126,104

Statement of operations					2002	2001

Loss under Canadian GAAP					$(272,851)	$(30,801)
Write down of production costs					-	-
Write down of scripts and lyrics					(75,000)	-

Loss under US GAAP					$(347,851)	$(30,801)

Basic and diluted loss per share under US GAAP					$(0.06)	$(0.02)

Scripts and Lyrics

The costs of scripts and lyrics are permitted to be deferred until the commercial production under the Canadian GAAP. However, under the US GAAP, these costs would be expensed currently.

FIRST EMPIRE ENTERTAINMENT.COM INC.
(Canadian Dollars)
Note 14 to Consolidated Financial Statements for the years ended June 30, 2002 and 2001

3.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Diluted loss per share under US GAAP

The Company had 3 million share purchase warrants issued and outstanding at June 30, 2002 (nil at June 30, 2001). Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share. Total value of the acquisition cost of First Empire Entertainment Corp was attributed to the shares issued, thus the warrants have no value attached to them but are exercisable to purchase an equal number of common shares of the Company at a purchase price of $0.25 per share and will expire on September 6, 2002.

Statements of cash flows	2002	2001

Operating activities under Canadian and US GAAP	$(11,903)	$(34,551)

Financing activities under Canadian and US GAAP	12,069	34,558

Increase (decrease) in cash during year	166	7
Cash at beginning of year	35	28

Cash at end of year	$201	$35

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if the measurement provisions of FAS 123 had been applied.

No options have been granted to date under the 1999 Stock Option Plan of the Company. The Company will apply the measurement principles of APB 25, supplemented by the required FAS 123 disclosures, for any stock options it grants in the future.

FIRST EMPIRE ENTERTAINMENT.COM INC.
(Canadian Dollars)
Note 14 to Consolidated Financial Statements for the years ended June 30, 2002 and 2001

3.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent Issued Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations, and in June 2001, Statement No. 142, Goodwill and Intangible Assets. These statements are substantially consistent with Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581 and 3062 except that under US GAAP, any transitional impairment loss is recognized in earnings as the cumulative effect of a change in accounting principles. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings. The implementation of these rules has no material impact on the financial position, results of operations or cash flows.

In August 2001, FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which retains the fundamental provisions of FAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. FAS 144 broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective beginning with the Company's interim fiscal period commencing January 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

In April 2002, FASB issued Statement No. 145 ("FAS 145"), rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for financial statements issued on or after May 15, 2002. The Company has adopted the standard without impact.

Comprehensive Income

In June 1997, FASB issued FAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended June 30, 2002 and 2001, there is no difference between net loss and comprehensive loss.

FIRST EMPIRE ENTERTAINMENT.COM INC.

FINANCIAL STATEMENTS

JUNE 30, 2002 and 2001

(Canadian Dollars)

INDEX

Page

Auditors' Report	1
Balance Sheet	2
Statement of Operations and Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5-10

SIEVERT & ASSOCIATES LLP

SIEVERT & ASSOCIATES LLP CHARTERED ACCOUNTANTS	| 144 Front Street W., Suite 685 | Toronto, Ontario, M5J 2L7 | (416)979-7444 Fax (416) 979-8432 | email: sievertca@baxter.net

AUDITOR'S REPORT

To the Shareholders of
   First Empire Entertainment.com Inc.

We have audited the balance sheets of First Empire Entertainment.Com Inc. as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Sievert & Associates LLP

Toronto, Ontario October 25, 2002	Sievert and Associates LLP Chartered Accountants

FIRST EMPIRE ENTERTAINMENT.COM INC. Balance Sheet (Canadian Dollars) as at June 30, 2002 and 2001

	2002	2001

ASSETS

Current
Bank	$201	$35
Receivable	1,184	6,367
Short term advances	-	119,702
Scripts and lyrics (Note 7)	75,000	-

	$76,385	$126,104

LIABILITIES

Current
Accounts payable and accrued liabilities	$8,199	$7,303
Short term loans (Note 6)	105,542	262,652
Shareholder loans	11,915	-

	125,656	269,955

SHAREHOLDERS' DEFICIENCY

Share capital (Note 9)	4,145,949	3,778,518

Contributed surplus	20,391	20,391

Deficit	(4,215,611)	(3,942,760)

	(49,271)	(143,851)

	$76,385	$126,104

Approved on behalf of the Board:

/s/ Terence Robinson Director	/s/ Kam Shah Director

See accompanying notes to financial statements.

FIRST EMPIRE ENTERTAINMENT.COM INC. Statement of Operations and Deficit (Canadian Dollars) for the year ended June 30, 2002 and 2001

	2002	2001

Revenue

Exchange gain	$3,420	$-

Expenses

Consulting fees	1,029	-
Shareholders information	5,164	7,394
Transfer agent fees	4,620	3,002
Professional fees	3,460	2,200
General and administrative	7,866	14,443
Bank charges and interest	173	3,762

	22,312	30,801

Write off of goodwill (Notes 4 and 8)	(253,959)	-

Net loss for year	(272,851)	(30,801)

Deficit, beginning of year	(3,942,760)	(3,911,959)

Deficit, end of year	$(4,215,611)	$(3,942,760)

Net loss per share (Note 10)	$(0.04)	$(0.04)

See accompanying notes to financial statements.

FIRST EMPIRE ENTERTAINMENT.COM INC. Statement of Cash Flows (Canadian Dollars) for the year ended June 30, 2002 and 2001

	2002	2001

Operating Activities
Net loss for year	$(272,851)	$(30,801)

Write-off of goodwill (Notes 4 and 8)	253,959	-

Changes in non-cash working capital:
Net change in non-cash working capital items	6,989	(3,750)

Funds generated in opertaions	(11,903)	(34,551)

Investing Activities
Purchase of goodwill (Note 4)	-	-
Advances from shareholder	11,915	-
Acquisition of scripts and lyrics (Note 4)	-	-

	11,915	-

Financing Activities

Increase in short term advances	-	(49,502)
Increase in short term borrowings	-	84,060
Issance of shares upon purchase of goodwill (Note 4)	-	-
Cash acquired upon purchase	154	-
Increase in long term borrowings	-	-
Upon purchase of goodwill (Note 4)	-	-

	154	34,558

Net Increase in cash during the year	166	7

Cash position, beginning of year	35	28

Cash position, end of year	$201	$35

See accompanying notes to financial statements.

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

1.  NATURE OF OPERATIONS

First Empire Entertainment.Com Inc. ("the Company") was incorporated in Ontario on March 18, 1997 as a result of an amalgamation. The Company is currently seeking opportunities in the online and theatrical entertainment markets.

The Company changed its name from Biolink Corp. effective April 7, 2000 to fully reflect its business objectives.

2.  GOING CONCERN

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business.

The Company has an accumulated deficit of $4,215,611 as at June 30, 2002. The ability of the Company to continue its operations and satisfy its obligations in the normal course of business is dependent on the continued support of its creditors and shareholders and its ability to generate adequate revenue to fund its overhead expenses. The Company is pursuing other funding alternatives and revenue sources, however, there is no certainty that the Company will be successful in its efforts.

SIEVERT & ASSOCIATES LLP

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiary, First Empire Entertainment Corp. (see note 4). All inter?company transactions and balances have been eliminated from the financial statements.

b.  Goodwill

The Company has adopted the recommendations of the CICA Handbook Section 3062 regarding goodwill and other intangible assets effective July 1, 2001. Accordingly, goodwill resulting from business acquisitions is not being amortized but will be assessed for impairment on an annual basis (see note 8).

c.  Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average rates for the period. Foreign exchange gains and losses are included in income.

d.  Scripts and lyrics

The cost of scripts and lyrics is charged to production costs on commencement of workshop or written off when they are not to be used for any future theatrical productions.

SIEVERT & ASSOCIATES LLP

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

4.  BUSINESS ACQUISITION

Effective September 6, 2001, the Company acquired all of the common shares of First Empire Entertainment Corp., a private Ontario company owned by one of the directors, engaged in theatrical entertainment business, for stock consideration. Under the terms of the purchase agreement, the purchase price was based on the fair value of the net assets acquired and was settled through issuance of 3 million common shares of the Company at a mutually agreed price of $0.05 per share, for a total value of $150,000, and issuance of 3 million warrants, convertible into equal number of common shares within twelve months of the date of issuance of the warrant at a price of $0.25 per warrant.

The acquisition has been recorded under the purchase method of accounting. The financial results of First Empire Entertainment Corp. for the period from September 6 to March 31, 2002 have been consolidated with those of the company. The allocation of purchase price to the net assets acquired at fair value is as follows:

Assets acquired

Cash	$154
Scripts and lyrics (see note 7)	75,000
Other receivable	3,452

78,606

Less: Liabilities acquired

Short term loans payable	181,964
Other payables	601

Identifiable net assets (liabilities) at fair value	(103,959)
Goodwill (see note 8)	253,959

Purchase consideration (satisfied by issuance of shares)	$150,000

5.  SHORT TERM ADVANCES

Short term advances were made to Ontario Private Corporations engaged in the production of, distribution of, and investment in Broadway musicals and related products. The advances are non?interest bearing, with no fixed terms of repayment.

SIEVERT & ASSOCIATES LLP

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

6.  SHORT TERM LOANS

Short term loans include advances of $89,042 (2001: $164,110) from shareholders. These loans carry interest at rates from 0% to 5% p.a. and are payable on demand. The loan payable to the shareholder is convertible into common shares of the Company at $0.05 at the option of the shareholder.

7.  SCRIPTS AND LYRICS

Scripts and lyrics relate to a musical "The Count of Mont Cristo", which was acquired by the company's wholly owned subsidiary in 1998. The company now plans to start a workshop involving commercial production of the musical. The costs of the Scripts and Lyrics will be expensed to the production costs upon commencement of the workshop.

8.  GOODWILL

Management has concluded that there has been a permanent impairment in the value of the goodwill owing to the continuing delay in implementing the business plan of the acquired subsidiary due to a lack of adequate funding. The goodwill was therefore fully written off at March 31, 2002.

9.  SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value, and an unlimited number of preference shares without par value.

The following shares are issued and outstanding.

	2002		2001
	Common Shares	Amount	Common Shares	Amount

Beginning of year	1,902,756	$3,778,518	1,902,756	$3,778,518
Conversions of debt to equity (Note a)	2,040,000	217,431	-	-
Issued upon acquisition (Note b)	3,000,024	150,000	-	-

	6,942,780	$4,145,949	1,902,756	$3,778,518

SIEVERT & ASSOCIATES LLP

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

6.  SHARE CAPITAL (cont'd)

a)  On August 8, 2001, a shareholder who advanced funds to the Company as convertible loans agreed to accept 2 million common shares of the Company in full settlement of the entire balance of $215,431.

On September 20, 2001, 20,000 common shares were issued in settlement of a debt of $1,000 due to a shareholder.

On October 11, 2001, 20,000 common shares were issued in settlement of a debt of $1,000 due to a shareholder.

b)  Effective September 6, 2001, the Company issued 3 million warrants, convertible into an equal number of common shares within twelve months of the date of issuance at a price of $0.25 per warrant. None of the warrants were exercised as of June 30, 2002.

10.  LOSS PER SHARE

The loss per share is calculated on the weighted average number of post-consolidated common shares outstanding during the year, which were 6,173,824 shares for the year ended June 30, 2002 (2001 - 1,902,756).

Diluted earnings per share information has not been presented as potential conversions are anti?dilutive.

11.  INCOME TAXES

The effective tax rate of nil (2001 - nil) for income taxes varies from the statutory income tax rate of 42% (2001 - 44%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined it is more likely than not that the losses will be utilized before they expire. The Company has loss carry forwards available of approximately $1.9 million at June 30, 2002.

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

Rent and telephone expenses of $7,451 (2001 - $15,046) from an affiliated corporation.

Interest charged on funds advanced by affiliated corporations amounts to $nil (2001 - $3,568).

Professional and consulting fees include $2,809 (2001 - $nil) paid to an affiliate shareholder corporation.

SIEVERT & ASSOCIATES LLP

FIRST EMPIRE CORPORATION INC.
Notes to Financial Statements
(Canadian Dollars)
June 30, 2002 and 2001

13.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.

Comparative figures for the fiscal year 2001 do not include figures relating to the company's wholly owned subsidiary, which was acquired during the fiscal year 2002.

SIEVERT & ASSOCIATES LLP